TRANSATLANTIC HOLDINGS, INC.
80 PINE STREET, NEW YORK, NEW YORK 10005

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 24, 2007

April 19, 2007

To the Stockholders of
TRANSATLANTIC HOLDINGS, INC.:

The Annual Meeting of stockholders of TRANSATLANTIC HOLDINGS, INC., a Delaware corporation ("TRH"), will be held at 55 Wall Street, New York, New York, on Thursday, May 24, 2007, at 11:00 o'clock A.M., for the following purposes:

1. To elect 10 directors of TRH to hold office until the next annual meeting of stockholders and until their respective successors are duly elected and qualified;

2. To act upon a proposal to adopt a 2007 Executive Bonus Plan;

3. To act upon a proposal to ratify the selection of PricewaterhouseCoopers LLP as TRH's independent registered public accounting firm for 2007; and

4. To transact any other business that may properly come before the meeting.

Stockholders of record at the close of business on March 30, 2007 will be entitled to vote at the meeting. During the ten days prior to the meeting, a list of such stockholders will be available for inspection at the offices of TRH at 80 Pine Street, New York, New York.

Whether or not you expect to attend the meeting, please complete, date and sign the enclosed proxy card and mail it promptly in the enclosed postage prepaid envelope. If you plan on attending the meeting, please remember to bring photo identification with you.

By Order of the Board of Directors

ELIZABETH M. TUCK
Secretary

TRANSATLANTIC HOLDINGS, INC.
80 PINE STREET, NEW YORK, N.Y. 10005

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PROXY STATEMENT

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April 19, 2007

The enclosed proxy is solicited on behalf of the Board of Directors for use at the Annual Meeting of stockholders of TRANSATLANTIC HOLDINGS, INC., a Delaware corporation ("TRH" or the "Company"), to be held on May 24, 2007, and at any adjournment thereof. It may be revoked, by written notice or by furnishing a proxy subsequent in time, at any time prior to its use. All shares represented at the meeting by properly executed proxies will be voted as specified, and, unless otherwise specified, will be voted for the election of directors, for the adoption of the 2007 Executive Bonus Plan and for the ratification of the selection of PricewaterhouseCoopers LLP as TRH's independent registered public accounting firm for 2007.

Only stockholders of record at the close of business on March 30, 2007 will be entitled to vote at the meeting. On that date, 66,068,173 shares (exclusive of shares held by TRH) of common stock, par value $1.00 per share ("TRH Common Stock"), were outstanding, each such share of stock having one vote.

This Proxy Statement, the attached Notice of Annual Meeting and the enclosed proxy card are first being mailed to stockholders of TRH on or about April 19, 2007.

BENEFICIAL OWNERSHIP

The following table lists the beneficial ownership of TRH Common Stock as of March 30, 2007, by each person or group who, to TRH's knowledge, owned more than five percent of the outstanding TRH Common Stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock
American International Group, Inc. ("AIG")(1) ...... 70 Pine Street New York, NY 10270	39,092,662	59.17
Davis Selected Advisers, LP(2) .... 2949 East Elvira Road, Suite 101 Tucson, Arizona 85706	14,837,198	22.46

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(1) Includes 22,018,972 shares directly owned by American Home Assurance Company, a wholly-owned subsidiary of AIG, which shares with AIG voting and investment power over such shares. AIG has sole voting and investment power over the remaining shares.

(2) Davis Selected Advisers, L.P. filed a Schedule 13G, dated January 11, 2007, with respect to the shares of TRH Common Stock held by it, which stated that it is an institutional investment manager, and that it has sole investment discretion and sole voting authority with respect to 14,837,198 shares.

I. ELECTION OF DIRECTORS

Ten directors are to be elected at the meeting to hold office until the next annual meeting of stockholders and until their respective successors are duly elected and qualified. Pursuant to TRH's By-Laws, the Board of Directors has set the number of directors on the Board at ten and, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated ten nominees for director. If a quorum is present at the meeting, the affirmative vote of a plurality of the shares present in person or by proxy and entitled to vote thereon is required to elect the directors. Abstentions and broker non-votes will be included in determining the number of shares present at the meeting for purposes of determining the presence of a quorum, but abstentions and broker non-votes will have no effect on the outcome of the vote. A broker non-vote occurs under stock exchange rules when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no such voting instructions are given. It is the intention of the persons named in the accompanying proxy to vote for the election of the nominees listed below, nine of whom are currently members of your Board of Directors. The nominees have consented to be named in this proxy statement and to serve if elected. It is not expected that any of the nominees will become unavailable for election as a director, but if any nominee should become unavailable prior to the meeting, proxies will be voted for such persons as the persons named in the accompanying form of proxy may determine in their discretion. Proxies may not be voted for more than the number of nominees named. The nominees, and certain information supplied by them to TRH, are as follows:



JAMES BALOG

Age 78

Director since 1988. *He has also served as a director of Transatlantic Reinsurance Company ("TRC"), a wholly owned subsidiary of TRH, since 1990 and of Putnam Reinsurance Company ("Putnam"), a wholly owned subsidiary of TRC since 1988.*

Retired Chairman, 1838 Investment Advisors, LLC
(investment management company)

Director, Great-West Life and Annuity Insurance Company



STEVEN J. BENSINGER

Age 52

Director since 2005. *He has also served as a director of TRC and of Putnam since 2005.*

Executive Vice President, Chief Financial Officer, AIG
(insurance and financial services holding company)

Director, International Lease Finance Corporation ("ILFC") (a wholly owned subsidiary of AIG) and a director of 21st Century Insurance Group (a majority owned subsidiary of AIG).



C. FRED BERGSTEN

Age 65

Director since 1998. *He has also served as a director of TRC and of Putnam since 1998.*

Director, Peterson Institute for International Economics
(nonprofit research institution)



IAN H. CHIPPENDALE

Age 58

New Nominee

Retired Chairman, RBS Insurance Group, Ltd.
(Insurance)
*Director, Thus Group, plc
and a director of Homeserve plc*



JOHN G. FOOS

Age 57

Elected January 19, 2007. *He has also served as a director of TRC and of Putnam since 2007.*

Chief Financial Officer, Independence Blue Cross
Director, Chairman of the Board, Plan Investment Fund



DIANA K. MAYER

Age 60

Director since 2006. *She has also served as a director of TRC and of Putnam since 2006.*

**Independent Consultant
Former Director of Investor Relations, Citigroup Venture Capital, Citigroup Inc.**



ROBERT F. ORLICH

Age 59

Director since 1994. *He has also served as a director of TRC and of Putnam since 1992.*

President and Chief Executive Officer, TRH, TRC and Putnam

Chairman, Trans Re Zurich



RICHARD S. PRESS

Age 68

Elected August 2, 2006. *He has also served as a director of TRC and of Putnam since 2006.*

Retired Senior Vice President and Director Insurance Asset Management Group Wellington Management Company, LLP
(investment management company)



MARTIN J. SULLIVAN

Age 52

Chairman since 2006. *He has also served as a director of TRC and of Putnam since 2005.*

President and Chief Executive Officer, AIG

Director, AIG, ILFC



THOMAS R. TIZZIO

Age 69

Director since 1990. *He has also served as a director of TRC since 1979 and of Putnam since 1990.*

Retired Senior Vice Chairman-General Insurance, AIG

Director, 21st Century Insurance Group

It is with deep regret that we report the passing of Mr. John J. Mackowski. A board member of our companies since 1990, Mr. Mackowski provided invaluable guidance to TRH and made many important contributions to its success.

The principal occupation or affiliation of each of the nominees is shown in bold face type. Each director has occupied an executive position with the company or organization listed above for at least the past five years, except for Mr. Bensinger who prior to joining AIG, served as Executive Vice President and Chief Financial Officer of Combined Specialty Group (now Axis Specialty) in 2002 and as Executive Vice President of Trenwick Group Ltd from 1999 to 2001.

CORPORATE GOVERNANCE, BOARD OF DIRECTORS AND COMMITTEES

On May 25, 2006, Martin J. Sullivan was elected Chairman of the Board. Robert F. Orlich, President and Chief Executive of TRH served as interim Chairman from April 5, 2005 until May 25, 2006.

Governance Principles

TRH's Board has established the TRH Corporate Governance Guidelines (the "Guidelines") to promote the effective functioning of the Board and its committees, to promote the interests of stockholders and to establish a common set of expectations for the governance of the organization. All of TRH's corporate governance materials, including the Corporate Governance Guidelines; Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee Charters; TRH's Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics; TRH's Director Independence Standards, Related-Party Transaction Approval Policy and TRH's Code of Conduct for employees, are available on TRH's website at www.transre.com by following the links to Investor Information and then to the Corporate Governance section. Printed copies of these materials are available upon request to any stockholder by writing to Transatlantic Holdings, Inc., c/o Investor Relations, 80 Pine Street, New York, NY 10005. TRH's Board regularly reviews corporate governance developments and modifies its guidelines, charters and practices as warranted. Any modifications will be reflected on TRH's website.

Using the Director Independence Standards which are attached in Appendix A, the Board has affirmatively determined that each of Messrs. Balog, Bergsten, Chippendale, Foos, Press and Ms. Mayer, are independent under the current New York Stock Exchange rules. In making their independence determinations, the Board reviewed the charitable contributions made by TRH or AIG to any organizations with which any of the directors is affiliated.

In each of 2006 and 2005, AIG contributed $190,000 to the Peterson Institute for International Economics (the "Institute"). Mr. Bergsten is the Director of the Institute. The Board has determined that these contributions do not impair Mr. Bergsten's independence for purposes of the New York Stock Exchange Listing Standards.

In addition, Mr. Chippendale advised the Board that PricewaterhouseCoopers LLP has in the past, and continues currently, to provide personal tax services to Mr. Chippendale. The Board considered the tax services provided by PricewaterhouseCoopers LLP to Mr. Chippendale and concluded that the services provided do not impair either Mr. Chippendale's or PricewaterhouseCoopers LLP's independence.

American International Group, Inc. owned 59.17 percent of the Common Stock of Transatlantic Holdings, Inc. as of March 30, 2007. By virtue of AIG's position as majority stockholder, Transatlantic Holdings, Inc. qualifies as a controlled company under the New York Stock Exchange Listing Standards. Accordingly, Transatlantic Holdings, Inc. has availed itself of the exemptions provided under Section 303A of the New York Stock Exchange Listing Standards as they relate to director independence, and the Compensation and Nominating and Corporate Governance Committees of the Board of Directors.

There were four regularly scheduled meetings of the Board during 2006. Additionally, during 2006 there were two Board consents. All of the directors attended at least 75 percent of the aggregate of all meetings of the Board and of the committees of the Board on which they served, except Mr. Bensinger, who attended 59 percent and Mr. Bergsten who attended 44 percent of the aggregate of all meetings of the Board and the committees of the Board on which each serves. TRH does not require its directors to attend Annual Meetings of stockholders. All seven of TRH's eight directors who were standing for re-election, along with the new nominee, attended the TRH 2006 Annual Meeting of stockholders.

TRH holds at least one regularly scheduled meeting each year of its non-management directors, including directors who are employees of AIG; the presiding director at such meeting will be elected by such non-management directors.

Communications with Board Members

The Board of Directors provides a process for stockholders and other interested parties to send communications to the Board of Directors or any of the directors. Stockholders and other interested parties may send written communications to the Board of Directors, or any of the individual directors, c/o the Corporate Secretary of the Company to Transatlantic Holdings, Inc., 80 Pine Street, New York, NY 10005. All communications will be compiled by the Corporate Secretary of the Company and submitted to the Board of Directors or the individual directors, as applicable, on a periodic basis.

Audit Committee

The Audit Committee, which held twelve meetings during 2006, assists the Board's oversight of TRH's financial statements and TRH's compliance with legal and regulatory requirements, the qualifications and performance of TRH's independent registered public accounting firm and the performance of TRH's internal audit function. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the work of TRH's independent registered public accounting firm. A copy of the current Audit Committee charter is included with this proxy statement as Appendix B. Mr. Mackowski chaired the Audit Committee, which included Mr. Balog during 2006. Mr. Bergsten served on the Audit Committee from January 1, 2006 through May 25, 2006. Ms. Mayer, Messrs. Press and Foos were elected to the Audit Committee on May 25, 2006, August 2, 2006 and January 19, 2007 respectively. Ms. Mayer was elected to serve as the Chairperson of the Audit Committee on February 26, 2007. The Board has determined that all members of the Audit Committee are independent under both New York Stock Exchange and Securities and Exchange Commission rules. The Board has also determined that each member of the Audit Committee is "financially literate" within the meaning of the New York Stock Exchange Listing Standards and that Mr. Foos is an audit committee financial expert, as defined by SEC rules and has been designated as the Audit Committee financial expert and, on the recommendation of the Nominating and Corporate Governance Committee, has determined that Mr. Foos has accounting or related financial management expertise, as defined by the NYSE listing standards. During 2006, the Board determined and Mr. Mackowski served as the audit committee financial expert for purposes of the rules of the Securities and Exchange Commission and that he had related financial management expertise for purposes of the New York Stock Exchange listing standards by virtue of his 36 years of experience in the insurance industry and his having actively supervised the preparation of financial statements as Chairman and Chief Executive Officer of the Atlantic Mutual Companies.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee met six times during 2006. The primary purposes of the Nominating and Corporate Governance Committee are to recommend individuals to the Board of Directors for nomination, election or appointment as members of the Board and its committees and to review on an ongoing basis the corporate governance principles and practices that should apply to TRH. The Nominating and Corporate Governance Committee will consider nominees recommended by the stockholders. Stockholders may propose nominees for consideration by submitting names and supporting information to: Chairperson, Nominating and Corporate Governance Committee, c/o General Counsel, Transatlantic Holdings, Inc., 80 Pine Street, 7th Floor, New York, NY 10005. The Nominating and Corporate Governance Committee selects nominees for the Board who possess at a minimum the following qualifications: high personal and professional ethics, values and integrity; ability to work as part of an effective, collegial group; commitment to representing the long-term interests of TRH; skill, diversity, background and experience with businesses and other organizations that the Board deems relevant; the individual's experience interplays well with the experience of other Board members; and ability and willingness to commit adequate time to TRH over an extended period of time. The Nominating and Corporate Governance Committee will evaluate stockholder nominees on the same basis as all other nominees. This Committee was formed in 2004, and the current members of the Nominating and Corporate Governance Committee are Messrs. Balog and Tizzio and Ms. Mayer. Mr. Mackowski was a member of the Nominating and Corporate Governance Committee during 2006. Mr. Tizzio currently serves as Chairman of the Nominating and Corporate Governance Committee. Mr. Bergsten served on the Committee from January 1, 2006 to May 25, 2006.

Compensation Committee

The Compensation Committee, which held seven meetings during 2006, oversees the administration of TRH's salary and bonus compensation programs, establishes the compensation of the Chief Executive Officer and makes recommendations with respect to cash compensation programs applicable to senior executives and other employee compensation. The Compensation Committee also administers the TRH Stock Option and Stock Incentive Plans and the TRH Partner and Senior Partner Plans and makes recommendations with respect to the long-term incentive compensation plans. During 2006, Messrs. Balog, Bensinger, Mackowski, Sullivan and Tizzio were members of the Compensation Committee. On March 6, 2006, the Executive Committee by a unanimous written consent, accepted the resignation of Mr. Tizzio as a member of the Compensation Committee. On March 21, 2006, the Executive Committee, by a unanimous written consent, appointed Mr. Bensinger to the Compensation Committee. Mr. Balog currently serves as Chairman of the Compensation Committee.

On May 25, 2006, the Board decided to merge the Stock Option Plan Committee into the Compensation Committee and amended the Compensation Committee Charter to incorporate the responsibilities formerly held by the Stock Option Plan Committee. Prior to May 25, 2006, the Stock Option Plan Committee was responsible for overseeing the implementation of the Company's equity compensation plans and worked with the Compensation Committee in determining the named executive officers' long-term compensation. The Board determined that the historical reasons for splitting the responsibilities between the Compensation Committee and Stock Option Plan Committee no longer existed and believed that consolidating the responsibilities within the Compensation Committee would be more efficient. Prior to May 25, 2006, Mr. Balog served as Chairman of the Stock Option Plan Committee and Mr. Mackowski was a member of the committee. One meeting of the Stock Option Plan Committee was held in 2006 and is included in the seven meetings of the Compensation Committee listed above.

Other Committees

The principal function of the Executive Committee is to act for the Board between Board meetings. During 2006, the members of the Executive Committee were Messrs. Orlich, Sullivan and Tizzio. There were three Executive Committee actions in 2006. On January 31, 2006 the Executive Committee, by a unanimous written consent, set the record date for the 2006 Annual Meeting of Stockholders and appointed Messrs. Orlich and Bensinger to serve as proxies. On March 6, 2006, the Executive Committee, by a unanimous written consent, accepted the resignation of Mr. Tizzio as a member of the Compensation Committee. On March 21, 2006, the Executive Committee, by a unanimous written consent, appointed Mr. Bensinger to the Compensation Committee.

The Finance Committee, which oversees the financing and investment activities of TRH and its subsidiaries, held four meetings during 2006. Messrs. Balog, Bensinger, Bergsten and Press along with Ms. Mayer currently serve as members of the Finance Committee. Ms. Mayer was appointed to the Committee on May 25, 2006 and Mr. Press was appointed to the Committee on August 2, 2006. During 2006, the Committee set up a Special Subcommittee of independent directors to review the Investment Management Agreement with AIG Global Investment Group ("AIGGIG"). Messrs. Balog and Press and Ms. Mayer were appointed to the Special Subcommittee. The Special Subcommittee met two times and renegotiated the Investment Management Agreement with AIGGIG.

The Underwriting Committee, which oversees the underwriting practices of TRH and its subsidiaries, held three meetings during 2006. Messrs. Mackowski, Orlich and Tizzio served as members of the Underwriting Committee during 2006. Mr. Foos was elected to the Underwriting Committee on January 19, 2007.

Related-Party Transactions

Related-Party Transactions Approval Policy. The Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, has adopted a written policy that contains the policies and procedures governing the review and approval of related-party transactions involving TRH. The Board determined that the Audit Committee is the appropriate Committee to approve and ratify "Related-Party Transactions" (as defined in the policy).

Under the policy, any potential Related-Party Transaction will be analyzed by TRH's general counsel, in consultation with management and with outside counsel, as appropriate, to determine whether the transaction is a Related-Party Transaction. Related-Party Transactions will be brought to the Audit Committee for review and approval. The review of a Related-Party Transaction includes consideration of whether (i) the terms of the Related-Party Transaction are fair to TRH and on terms at least as favorable as would apply if the other party was not or did not have an affiliation with a director, executive officer or employee of TRH; (ii) there are demonstrable business reasons for TRH to enter into the Related-Party Transaction; (iii) the Related-Party Transaction would impair the independence of a director; and (iv) the Related-Party Transaction would present an improper conflict of interests for any director, executive officer or employee of TRH, taking into account the size of the transaction, the overall financial position of the director, executive officer or employee, the direct or indirect nature of the interest of the director, executive officer or employee in the transaction, the ongoing nature of any proposed relationship, and any other factors the Audit Committee or the Chairman of the Audit Committee deems relevant. After appropriate review, the Audit Committee will approve such Related-Party Transaction if it is consistent with the policy. In the event that TRH becomes aware of a Related-

Party Transaction that was not approved under this policy prior to consummation, such transaction will be reviewed in accordance with this policy as promptly as reasonably practicable. If it is not practical for the Audit Committee to wait until the next Audit Committee meeting to review a Related-Party Transaction, as determined by TRH's general counsel, the Chairman of the Audit Committee may review and approve the Related-Party Transaction.

For purposes of this policy, a "Related-Party Transaction" includes any (i) transaction or relationship directly or indirectly involving a director or executive officer that would need to be disclosed under Item 404(a) of Regulation S-K; (ii) transaction or relationship involving a director that is not deemed to be immaterial under TRH's Director Independence Standards as then in effect; (iii) material amendment or modification to an existing Related-Party Transaction; and (iv) transaction deemed by TRH's general counsel to be a Related-Party Transaction pursuant to the procedures under the policy. Notwithstanding the foregoing, the following shall not be Related-Party Transactions: (i) indemnification and advancement of expense payments made pursuant to TRH's Certificate of Incorporation or By-laws or pursuant to any agreement or instrument; (ii) any transaction that involves the providing of compensation to a director or executive officer in connection with his or her duties to TRH or any of its subsidiaries or affiliates, including the reimbursement of business and travel expenses incurred in the ordinary course; or (iii) any transaction with AIG and its subsidiaries in the ordinary course of TRH's business (which transactions are subject to separate procedures).

The Related-Party Transactions Approval Policy is available on TRH's website at www.transre.com by following the links to Investor Information and then to the Corporate Governance section.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") requires TRH's directors, executive officers and persons who own more than ten percent of a registered class of TRH's equity securities, to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in beneficial ownership of TRH Common Stock. Directors, executive officers and greater than ten percent stockholders are required by SEC regulation to furnish TRH with copies of all Section 16(a) forms they file. To TRH's knowledge, all Section 16(a) filing requirements applicable to its directors, executive officers and ten percent stockholders have been complied with, except for Mr. Bonny who failed to timely report the sale of 500 shares of TRH Common Stock in January, 2006, and Mr. Tizzio who failed to timely report the exercise of 14,062 TRH options in November, 2006. These filings have now been made. In making these statements, TRH has relied on written representations of its directors, executive officers and ten percent stockholders, and copies of reports that they have filed with the SEC.

COMPENSATION OF DIRECTORS

Director compensation arrangements. All directors, except those who are employees of TRH or AIG, receive an annual retainer of $30,000 and a fee of $1,500 for each meeting of the Board or any committee of TRH or its subsidiaries attended. Traditionally, in addition to director's fees, directors have been granted equity compensation in the form of stock options on the recommendation by Mr. Orlich to the Board. No equity compensation was granted to the Board during 2006. At the Board's regularly scheduled meeting on March 22, 2007, Mr. Orlich recommended to the Board and the Board approved the grant of time vested restricted stock units representing 2,000 shares for each director not employed by TRH or AIG. The restricted stock units vest after four years or earlier if the director retires from the Board after reaching age 65.

The following table contains information about the compensation of persons who served as non-management directors of TRH in 2006.

2006 Non-Management Director Compensation

Name	Fees Earned or Paid in Cash (1)	Option Awards (2)	All Other Compensation	Total
James Balog	79,500	0	0	79,500
Steven J. Bensinger	0	0	0	0
C. Fred Bergsten	42,000	0	0	42,000
Ian H. Chippendale	0	0	0	0
John G. Foos	0	0	0	0
John J. Mackowski	72,000	0	0	72,000
Diana K. Mayer	46,500	0	0	46,500
Richard S. Press	30,000	0	0	30,000
Martin J. Sullivan	0	0	0	0
Thomas R. Tizzio	39,000	0	0	39,000
Retired from the Board in 2006:				
Tomio Higuchi	19,500	0	0	19,500

(1) This column represents annual retainer fees and board and committee meeting attendance fees. For Messrs. Balog, Mayer and Press, the amount includes fees of $3,000 for two meetings of a Special Independent Subcommittee of the Finance Committee. See discussion of Finance Committee in the Other Committee Section of the Corporate Governance, Board of Directors and Committees section. Messrs. Sullivan and Bensinger, as Executive Officers of AIG, serve on the Board but do not receive any compensation for their service as directors.

(2) This column represents the expense in accordance with FAS 123R of option awards granted by TRH in 2006. See the Stock and Option Awards Outstanding at December 31, 2006 table below for detail regarding each director's total outstanding option awards. No options were granted to directors in 2006.

The Stock and Option Awards Outstanding at December 31, 2006 table that follows provides additional detail regarding non-management directors' outstanding equity-based awards.

Stock and Option Awards Outstanding at December 31, 2006

| | Option Awards | | |
| | Number Exercisable | Number Unexercisable (1) | Stock Awards |
Name			
James Balog	43,186	13,126	0
Steven J. Bensinger	2,000	6,000	0
C. Fred Bergsten	35,686	13,126	0
Ian H. Chippendale	0	0	0
John G. Foos	0	0	0
Diana K. Mayer	0	0	0
John J. Mackowski	43,186	13,126	0
Richard S. Press	0	0	0
Martin J. Sullivan	2,000	6,000	0
Thomas R. Tizzio	55,999	13,126	0
Retired from the Board in 2006:			
Tomio Higuchi	0	0	0

_____

(1) This column represents, for each director, the unvested TRH stock option awards granted in prior years. Each grant vests 25% a year for four years from the date of grant. No option awards were granted in 2006.

Ownership of Certain Securities

The following table summarizes the ownership of equity securities of TRH and AIG, by each of the nominees for director, each executive officer named in the Summary Compensation Table, and by the current directors and current executive officers as a group.

| | Equity Securities Owned Beneficially as of January 31, 2007(1) | | | |
| | TRH Common Stock | | AIG Common Stock | |
Name	Amount and Nature of Beneficial Ownership(2)	Percent of Class	Amount and Nature of Beneficial Ownership(3)	Percent of Class
James Balog	53,083	.08	1,300	(4)
Steven J. Bensinger	2,000	(4)	41,550	(4)
C. Fred Bergsten	37,250	.06	0	—
Paul A. Bonny	194,302	.29	14,060	(4)
Ian H. Chippendale	0	—	0	—
John G. Foos	0	—	0	—
John J. Mackowski	57,718	.09	0	—
Diana K. Mayer	0	—	0	—
Robert F. Orlich	515,100	.78	6,249	(4)
Richard S. Press	0	—	0	—
Michael C. Sapnar	44,769	.07	867	(4)
Steven S. Skalicky	172,069	.26	26,008	(4)
Martin J. Sullivan	2,000	(4)	252,896	(4)
Thomas R. Tizzio	97,694	.15	1,304,076	.05
Javier E. Vijil	151,012	.23	2,411	(4)
All Directors and Executive Officers of TRH as a Group (17 individuals)	1,350,909	2.05	1,676,306	.06

(1) Unless otherwise indicated, the beneficial owners listed have sole voting and investment power over the shares listed.

(2) Amounts of equity securities shown include shares of TRH Common Stock subject to options which may be exercised within 60 days of January 31, 2007 as follows: Balog—44,749 shares, Bensinger—2,000 shares, Bergsten—37,250 shares, Bonny—172,875 shares, Mackowski—56,312 shares, Orlich—460,583 shares, Sapnar—42,437 shares, Skalicky—156,829 shares, Sullivan—2,000 shares, Tizzio—57,562 shares, Vijil—137,592 shares, all directors and executive officers of TRH as a group—1,194,001 shares.

Amounts of equity securities shown include shares as to which the individual shares voting and investment power as follows: Orlich—16,470 shares with his wife, Sapnar—2,332 shares with his wife, Skalicky—198 shares with his wife, Vijil—13,420 shares with his wife, all directors and executive officers of TRH as a group—32,420 shares.

Amounts of equity securities excludes the following securities owned by members of the named individual's immediate family as to which securities such individual has disclaimed beneficial ownership: Press—2,000, Skalicky—675 shares, all directors and executive officers as a group—2,675 shares.

(3) Amounts of equity securities shown include shares of AIG Common Stock subject to options which may be exercised within 60 days of January 31, 2007 as follows: Bensinger—40,897 shares, Sullivan—208,226 shares, Tizzio—314,959 shares, all directors and executive officers of TRH as a group—570,600 shares.

Amounts of equity securities shown include shares as to which the individual shares voting and investment power as follows: Orlich—6,249 shares with his wife, Sapnar—508 shares with his wife, Skalicky—12,878 shares with his wife, Tizzio—989,117 shares with his wife, Vijil—2,182 shares with his wife, all executive officers and directors of TRH as a group—1,010,934 shares.

Amounts of equity securities excludes the following securities owned by members of the named individual's immediate family as to which securities such individual has disclaimed beneficial ownership: Skalicky—100 shares, Sullivan—424 shares, all directors and executive officers as a group—524 shares.

(4) Less than .01 percent.

RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Relationship with AIG

AIG is a holding company which, through its subsidiaries, is engaged in a broad range of insurance and insurance related activities in the United States and abroad. AIG's primary activities include both general and life insurance operations and retirement services. Other significant activities include financial services and asset management. The AIG Group (AIG, together with its subsidiaries, is referred to herein as the "AIG Group") is one of the largest purchasers of reinsurance in the insurance industry based on premiums ceded.

AIG Group owns 59.17 percent of the outstanding TRH Common Stock. Three of TRH's nine current directors are current or retired executive officers of AIG and hold the following positions with AIG: Mr. Bensinger is Executive Vice President and Chief Financial Officer, Mr. Sullivan is a Director, President and Chief Executive Officer, Mr. Tizzio is retired Senior Vice Chairman—General Insurance.

AIG Group Reinsurance

TRH, through its wholly owned subsidiaries TRC, Putnam and Trans Re Zurich either accepts or rejects reinsurance offered by subsidiaries of AIG based upon TRH's assessment of risk selection, pricing, terms and conditions. Historically, and with few exceptions, TRH has generally not set terms and conditions as lead underwriter with respect to treaty reinsurance with subsidiaries of AIG; however, TRH may in the future set terms and conditions with respect to such business as a lead underwriter and intends that the terms and conditions of any such reinsurance will be negotiated on an arms' length basis. The Underwriting Committee of the Board of Directors of TRH, which includes at least one director of TRH who is not an employee of the AIG Group, monitors TRH's underwriting policies.

Approximately $593 million (15%), $575 million (15%) and $639 million (15%) of gross premiums written by TRH in the years 2006, 2005 and 2004, respectively, were attributable to reinsurance purchased by other subsidiaries of AIG, for which TRH recorded ceding commissions totaling approximately $140 million, $122 million and $122 million, respectively, in such years. TRH has no goal with respect to the portion of AIG Group subsidiary versus non-AIG Group subsidiary business it accepts. TRH's objective in determining its business mix is to evaluate each underwriting opportunity individually with a view to maximizing overall underwriting results.

In 2006, TRH retroceded approximately $134.9 million of gross premiums written to subsidiaries of AIG and received ceding commissions of approximately $13.6 million for the production of such business.

Certain Transactions with the AIG Group

Pursuant to service and lease agreements, the AIG Group furnishes to TRH certain office space, data processing, human resource related activities and certain other administrative services. TRH may terminate the service agreements by giving six months' written notice to AIG. TRH paid approximately $7.4 million to the AIG Group for these services in 2006.

Pursuant to an investment management contract, AIG Global Investment Group ("AIGGIG"), an AIG subsidiary, acts as investment manager for TRH. Under the terms of this agreement, AIGGIG has discretion to manage all the investment activities, including cash equivalents, of TRH, subject to the directions of TRH's Board of Directors and within the limits imposed by the New York Insurance Law. The agreement may be terminated by either party at any time. AIGGIG also provides investment management services for other clients. TRH paid an aggregate of approximately $5.8 million to AIGGIG for such investment management services in 2006.

TRH's employees participate in benefit plans administered by AIG including a noncontributory defined benefit pension plan, an employee stock purchase plan, a stock incentive plan and a voluntary savings plan (a 401(k) plan) which provides for certain matching contributions.

TRH maintains a policy of directors and officers ("D&O") liability insurance for itself, its directors and officers, its subsidiaries, and their directors and officers. In 2006, TRH paid $1,031,000 for this D&O coverage. TRH, as a subsidiary of AIG, is also covered under AIG's policy of D&O liability insurance for itself, its directors and officers, its subsidiaries, and their directors and officers. In 2006, TRH paid AIG approximately $79,000 for its allocable portion of AIG's D&O premiums.

These services have been obtained at a cost which, in the opinion of TRH, has not exceeded the cost of obtaining such services from unaffiliated sources. The cost of certain of these services may increase or decrease in the future, subject to negotiation, but in any event are expected not to exceed the cost of obtaining such services from unaffiliated sources. (See "Related-Party Transactions Approval Policy" summary on page 7.)

In December 2005, the Company completed a public offering of $750 million principal amount of its 5.75% senior notes due on December 14, 2015 (the Senior Notes). Of the $750 million aggregate principal amount of the Senior Notes offered, $450 million principal amount was purchased by certain subsidiaries of AIG.

On February 16, 2007, Allied World Assurance Company, Ltd, a publicly traded company in which AIG holds a 19.8% interest, entered into an amended and restated software license agreement, effective as of November 17, 2006, with TRH, for certain reinsurance accounting management information software proprietary to TRH. The initial term of the agreement expires on November 17, 2009 and will automatically renew for successive one-year terms unless either party delivers prior written notice to terminate at least 90 days prior to the end of any current term. Allied World Assurance Company, Ltd has paid $3.9 million to TRH for the initial term of the license.

Relationship with SICO and Starr

Both C.V. Starr & Co., Inc. (Starr) and Starr International Company, Inc. (SICO) own substantial amounts of AIG Common Stock and have had other relationships with AIG. On March 20, 2007, the following parties: C.V. Starr & Co., Inc.; Edward E. Matthews; Maurice R. Greenberg; Maurice R. and Corinne P. Greenberg Family Foundation, Inc.; Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC; Starr International Company, Inc.; Universal Foundation, Inc.; C.V. Starr & Co., Inc. Trust (collectively, the Starr Group) filed an amended Schedule 13D with respect to the ownership of 13.6 percent of AIG's outstanding common stock. The members of the Starr Group do not affirm the existence of a group and disclaim beneficial ownership of each other member of the group; provided, however, that Maurice R. Greenberg does not disclaim beneficial ownership of the shares of AIG Common Stock held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC and C.V. Starr & Co., Inc. does not disclaim beneficial ownership of the shares of AIG Common Stock held by the C.V. Starr & Co., Inc. Trust.

In January 2006, Starr announced that it had completed its tender offers to purchase interests in Starr and that all eligible shareholders had tendered their shares. As a result of completion of the tender offers, no TRH executive or director currently holds any Starr interest.

Throughout 2006, 2005 and 2004, certain of Starr's subsidiaries operated as insurance agencies or brokers for insurance subsidiaries of AIG and, in such capacity, produced reinsurance business for TRH. Net commissions related to Starr subsidiaries were insignificant in 2006.

Historically, SICO has provided a series of two-year Deferred Compensation Profit Participation Plans to senior TRH executives and officers. Consistent with TRH's historical presentation, awards under the SICO Plans are reflected in the Summary Compensation Table. The SICO Plans are discussed further in "Exercises and Holdings of Previously Awarded Equity".

Compensation Committee Interlocks and Insider Participation

During all of 2006 Messrs. Balog, Mackowski and Sullivan were members of the Compensation Committee. In addition, on March 6, 2006, the Executive Committee, by a unanimous written consent accepted the resignation of Mr. Tizzio as a member of the Compensation Committee. On March 21, 2006, the Executive Committee, by a unanimous written consent appointed Mr. Bensinger to the Compensation Committee. No member of the Compensation Committee is a current officer or employee of the Company (or any of its subsidiaries) or was such an officer or employee at any time subsequent to June 1990, when the Company became a reporting company under the Exchange Act and no member of the Compensation Committee has any relationship with the Company requiring disclosure as a related party transaction. During 2006, none of TRH's executive officers served as a director of another entity, one of whose executive officers served on TRH's Compensation Committee; and none of TRH's executive officers served as a member of the Compensation Committee or equivalent committee of another entity, one of whose executive officers served as a member of the Board of Directors of TRH.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into TRH's Annual Report on Form 10-K for the year ended December 31, 2006.

Compensation Committee

James Balog, Chairman
Steven J. Bensinger
Martin J. Sullivan

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

In 2006, the Compensation Committee substantially revised TRH's prior arrangements that based a portion of executives' long-term compensation on AIG's performance through the executives' participation in certain AIG plans including the AIG 2005-2006 Deferred Compensation Profit Participation Plan ("AIG DCPPP") and concluded that TRH executives should be compensated based on the performance of TRH and not on AIG's performance. The Committee adopted the TRH Partners Plan and the TRH Senior Partners Plan to provide long-term equity compensation for executives based on the performance of TRH. The Partner and Senior Partner Plan participants are those executives in TRH's management group most directly responsible for managing the company's performance. In addition, in 2006 the Committee adopted the Annual Bonus Plan creating an annual bonus pool based on the total of all executives' bonus levels which are intended to be comparable to market competitors. The annual bonus pool was intended to provide for cash bonuses based on several Company performance measures and was adjusted at year-end. This was a change from the prior practice of granting year-end discretionary cash bonuses to executives. The Committee believes that the new framework provides for compensation that appropriately reflects the Company's financial performance and provides incentives for future high quality performance.

Objectives and Design of Compensation Framework

TRH's new, performance-driven compensation framework is designed to attract, motivate and retain key executives. The Committee's philosophy for achieving these goals was to:

- *Align the long-term economic interests of key executives with those of stockholders* by ensuring that a substantial component of each key executive's compensation is represented by TRH common stock.
- *Emphasize "at risk" elements of compensation* through the use of awards that will have value only if TRH produces a threshold level of financial performance and stockholder returns during current and subsequent performance periods.
- *Foster an owner/management culture* through a partnership compensation approach that recognizes career milestones and ensures senior management accountability for a variety of company-wide strategic goals.
- *Create strong retention incentives* through extended vesting periods for long-term awards, while recognizing that some interim liquidity enhances the effectiveness of compensation components.
- *Centralize administration and control* over individual compensation components.

Multiple components reward balanced short-term and long-term performance. The nature of TRH's business requires its compensation programs to take a balanced approach to short-term and long-term performance and to different types of long-term performance. TRH's compensation framework for the executives named in the Summary Compensation Table (the "named executives") uses four performance-based components to emphasize the mix of performance measures that TRH believes need to be addressed to deliver stockholder value: (1) annual cash bonuses, (2) time-vested option awards, (3) performance-based restricted stock units (Performance RSUs) under the Partners

Plan and (4) Performance RSUs under the Senior Partners Plan. The primary elements of performance rewarded by these components are:

- ***Earnings per share, adjusted combined ratio and net written premium volume*** are yearly financial metrics considered in awarding the annual cash bonuses to senior executives. The annual cash bonuses are also affected by company performance against non-financial strategic and operational goals.
- ***Growth in adjusted book value per share*** is the performance measure used to determine the number of Performance RSUs earned under the Partners Plan measured over two-year periods and under the Senior Partners Plan measured over three-year periods.
- ***Growth in market price of TRH common stock*** determines the value of option awards and affects the value of Performance RSUs earned under the Partners and Senior Partners Plans.

The three long-term components (time-vested option awards, Partners Plan Performance RSUs and Senior Partners Plan Performance RSUs) provide a hierarchy of reward opportunities that match key points in career growth, with executives progressing on the basis of performance from participating in time-vested equity-based awards, to becoming a "Partner" in the management group and, for select key executives, ultimately advancing to a "Senior Partner" level. Approximately 110 of our approximately 515 employees receive time-vested equity grants, approximately 25 participate in the Partners Plan and, for 2006, only the CEO participates in the Senior Partners Plan. All of the named executives are Partners, Mr. Orlich is also a Senior Partner.

The three long-term components also utilize different weightings of adjusted book value and share price performance. The value of option awards is entirely dependent on the market price of TRH common stock. The value ultimately realized from an award under the Partners and Senior Partners Plans depends on both TRH's financial performance (which determines the number of Performance RSUs earned) and the market price of TRH common stock (which determines the value of each Performance RSU earned under the plans).

TRH's compensation framework fulfills two principal objectives. First, it ensures that TRH, under the management of a group of Partners and Senior Partners, must achieve a targeted level of compound annual growth in the book value per share of TRH common stock to realize the full value of long-term awards. Second, multiple performance goals provide a balance of financial and market incentives covering annual, mid-term and long-term measurement periods.

Stockholder-approved Stock Option and Stock Incentive Plans maximize deductibility of long-term executive compensation. Section 162(m) of the Internal Revenue Code permits companies to deduct amounts in excess of $1 million paid in any year to the CEO and four most highly compensated officers provided certain requirements are met. The Stock Option Plan, which TRH stockholders adopted in 2000, and the Stock Incentive Plan, which TRH stockholders adopted in 2003 and amended in 2006, allow TRH to maximize the deductibility of long-term compensation awards under those plans including the Partners and Senior Partners plans.

Annual Bonus Plan rewards executives based on key performance measures. Under the Annual Bonus Plan ("ABP"), each participating executive's target for an annual cash bonus is established by the Committee based on analysis of our market competitors. This targeted value results in a specified percentage of the executive's salary. The level of the annual cash bonus is then determined based on a combination of performance goals including TRH's earnings per share, adjusted combined ratio and net premiums written for the year. The ABP currently allows for the Committee to exercise discretion on the targeted value. The ABP does not currently provide for the maximum amount of tax deductibility. (See the Company's proposal of a new Executive Bonus Plan which is intended to maximize the tax deductibility of annual bonuses for the named executive officers in the future.)

Although the Committee does not currently intend to do so, it has reserved the right to award other performance compensation to senior executives outside of the aforementioned plans. Some or all of this compensation would not be tax deductible.

Compensation Components

TRH divides compensation components into two general categories: direct compensation and indirect compensation. For the named executives in 2006, these components were:

Direct Compensation

- Base salary
- Cash bonuses
- Time-vested grants of stock options
- Performance RSUs granted under the Partners Plan, based on two-year growth in book value per share
- Performance RSUs granted under the Senior Partners Plan, based on three-year growth in book value per share

Indirect Compensation

- Retirement benefits
- Perquisites
- Welfare benefits
- Termination benefits

Direct Compensation Elements

Base salary. TRH's executives, including the named executives, receive a competitive portion of their overall compensation as base salary. The Committee intends to pay base salary at a reasonable range around the market median, based on demonstrated performance, responsibilities, and individual experience.

Cash bonus. Annual cash bonuses are intended to reward participants for individual, business unit and overall TRH performance during the year. The bonus paid to each participant is generally based on individual performance, an assessment of the business unit's performance and TRH's overall performance for the year, taking into account the individual's bonus level as established by the Committee.

In addition, in 2006 the Committee established an annual bonus pool for all participants at the beginning of the year based on a total bonus level intended to be comparable to market competitors. TRH's overall performance was measured against three targeted performance objectives; net written premiums, earnings per share and adjusted combined ratio. The Committee adjusted the annual bonus pool at year-end based on TRH's overall results relative to current year's performance objectives, market conditions and performance of competitors. The Committee set a ceiling for an individual executives' bonus award at 200 percent of the targeted level.

Historically, TRH has paid quarterly bonuses. The new compensation framework continued this program in 2006 for executives who participated in 2005, including all of the named executives. These quarterly bonuses are considered in reviewing an employee's total cash compensation and total direct compensation, and newly hired executives do not participate in the quarterly bonus program. The Committee determined to continue this program at this time, given the number of other compensation changes implemented in 2006.

Time-vested grants of stock options. TRH provides long-term equity-based compensation through time-vested equity grants to key employees, including all Partners and Senior Partners. For 2006, the Committee evaluated the historical use of options in light of shifting market practices and granted time-vested RSUs under TRH's 2003 Stock Incentive Plan rather than options to most officers below the senior most executives and limiting option awards to the named executives and other key senior executives. The Committee determined to retain options for the senior most executives because options have value only if market price appreciates, providing an additional performance component that is aligned with TRH stock performance.

TRH options are granted with an exercise price equal to the closing market price of TRH common stock on the New York Stock Exchange on the date of grant. For 2006, the Committee changed its regular practice of making its yearly grant of time-vested equity-based awards at its December meeting. Instead, the Committee chose to wait until February 2007 to consider TRH's performance for the year ended on December 31, 2006. The Committee met on February 9, 2007 and made its determinations with regard to time-vested equity based awards for TRH's executives and officers, including the named executives. For new hires, the Committee also granted time-vested RSUs at its meetings throughout the year. No awards were made for the named executives at such meetings. The authority to grant equity-based awards has not been delegated outside of the Committee.

Performance RSUs granted under the Partners Plan. In 2006, the Committee adopted the TRH Partners Plan to replace the AIG DCPPP which provided long-term compensation for TRH executives based on performance measures achieved by AIG. The Committee has determined that the named executives and other executives of TRH should be compensated based on the performance of TRH rather than on the performance of AIG. Under the Partners Plan, the number of Performance RSUs earned by a Partner will depend on the cumulative growth in adjusted book value, as defined under the plan, per share of TRH common stock over a two-year performance period and will range from 0 to 150 percent of each Partner's "target" award. Grants of Performance RSUs under the Partners Plan do not guarantee that compensation will be earned. Performance RSUs will be forfeited and no shares earned, if the growth in TRH's adjusted book value falls below a minimum "threshold" level over a two-year performance period. Twenty-five percent of Performance RSUs granted will be earned if performance is at the "threshold" level, 100 percent will be earned if performance is at the "target" level of performance and 150 percent will be earned if performance is at or above the "maximum" level, with amounts determined on a straight-line basis between "threshold," "target" and "maximum" levels. The Committee intends to grant participants in the Partners Plan Performance RSUs each year.

Vesting. Performance RSUs earned under the Partners Plan at the end of each two-year performance period will be converted to time-vested RSUs and will vest in two equal installments promptly after the fourth and sixth anniversaries of the first day of the performance period. Any unvested Performance RSUs generally will be forfeited if the participant ceases employment with TRH. In implementing the Partners Plan in 2006, the Committee believes that the vesting schedule promotes Partner retention because of competitive market practices.

Awards in 2006. The Committee granted two series of Performance RSUs in 2006 under the Partners Plan: Performance RSUs with a 2006-2007 performance period (2006 Performance RSUs) and Performance RSUs with a 2007-2008 performance period (2007 Performance RSUs). The grant of the 2006 Performance RSUs was designed to move to overlapping performance periods from a historic practice (under the AIG DCPPP) of sequential periods, and grant levels were designed to promote retention and appropriate future incentive for each Partner. The Committee expects to grant Partners Plan awards during the first quarter of each performance period but concluded that granting the 2007 Performance RSUs early served an important retention purpose. The 2007 grant did not affect TRH's compensation expense in 2006.

As part of the grants in 2006, the Committee established performance goals for both 2006 and 2007 Performance RSUs. In establishing these goals, TRH management recommended that "target" levels be long-term aspirational in nature, with the expectation that once established, such "target" levels would change infrequently rather than on a regular basis. With this expectation in mind, and considering the volatility inherent in TRH's business associated with catastrophe exposures, the Committee established a target performance measure of 14.49 percent growth in TRH's adjusted book value per share over the 2006-2007 and 2007-2008 performance periods. These targets are disclosed in the limited context of TRH's compensation programs and should not be understood to be estimates of future results or other guidance. TRH specifically cautions investors not to apply these targets to other contexts.

AIG 2005-2006 Deferred Compensation Profit Participation Plan. The TRH Partners Plan is intended to function as a successor plan to the AIG 2005-2006 DCPPP. The AIG DCPPP provided for the contingent allocation of a fixed number of shares of AIG common stock to each participant, issuable as time-vested RSUs, if AIG's cumulative adjusted earnings per share for 2005 and 2006 exceeded that for 2003 and 2004. Cumulative adjusted earnings per share for 2005 and 2006 exceeded that for 2003 and 2004, and participants in the AIG DCPPP have been granted time-vested RSUs with respect to each unit of participation in the plan. The number of shares granted per unit varies based on the number of units a participant has been granted, and participants with at least 1,000 units in the AIG DCPPP were awarded 16 shares of AIG common stock per unit, participants with more than 599 units but less than 1,000 units, were awarded 12 shares per unit and participants with less than 600 units, were awarded 8 shares per unit.

For participants with at least 1,000 units in the AIG DCPPP, 75 percent of the RSUs granted will vest and be delivered only on retirement after reaching age 65. The remaining 25 percent will vest and be delivered 10 percent in 2009, 10 percent in 2010 and 5 percent in 2015. In addition, if a recipient at this level of participation is employed by TRH or AIG in January of 2013 and has not yet reached age 65, he or she will be granted additional RSUs equal to 20 percent of the RSUs originally granted. These RSUs will vest and be delivered only on retirement after reaching age 65.

For participants with more than 599 units but less than 1,000 units in the AIG DCPPP, 55 percent of the RSUs granted will vest and be delivered only on retirement after reaching age 65. The remaining 45 percent will vest and be delivered 17.5 percent in 2009, 17.5 percent in 2010 and 10 percent in 2015. In addition, if a recipient at this level of participation is employed by TRH or AIG in January of 2013 and has not yet reached age 65, he or she will be granted additional RSUs equal to 35 percent of the RSUs originally granted. These RSUs will vest and be delivered only on retirement after reaching age 65.

For participants with less than 600 units in the AIG DCPPP, 35 percent of the RSUs granted will vest and be delivered only on retirement after reaching age 65. The remaining 65 percent will vest and be delivered 25 percent in 2009, 25 percent in 2010 and 15 percent in 2015. In addition, if a recipient at this level of participation is employed by TRH or AIG in January of 2013 and has not yet reached age 65, he or she will be granted additional RSUs equal to 50 percent of the RSUs originally granted. These RSUs will vest and be delivered only on retirement after reaching age 65.

Performance RSUs granted under the Senior Partners Plan. In 2006, the Committee adopted the TRH Senior Partners Plan as a replacement of the income opportunities previously available under the AIG DCPPP which provided long-term compensation for TRH's CEO based on performance measures achieved by AIG. While the only participant in the Senior Partners Plan for the 2006-2008 performance period was TRH's CEO, the Committee intends to provide opportunities under the Senior Partners Plan for a limited number of the senior most executives of TRH, including the named executives. The number of Performance RSUs earned by a Senior Partner will depend on the cumulative growth in adjusted book value (as defined in the plan) per share of TRH common stock over a three-year performance period and will range from 0 to 200 percent of each Senior Partner's target award. Performance RSUs will be forfeited and no shares earned, if the growth in TRH's adjusted book value falls below a minimum "threshold" level over a three-year performance period. Fifty percent of Performance RSUs granted will be earned if performance is at the "threshold" level, 100 percent will be earned if performance is at the "target" level of performance and 200 percent will be earned if performance is at or above the "maximum" level, with amounts determined on a straight-line basis between "threshold," "target" and "maximum" levels. The Committee intends to grant participants in the Senior Partners Plan Performance RSUs each year.

Vesting. Performance RSUs earned under the Senior Partners Plan at the end of each three-year performance period will be converted to time-vested RSUs and will vest in two equal installments promptly after the fourth and sixth anniversaries of the first day of the performance period. Any unvested Performance RSUs generally will be forfeited if the participant ceases employment with TRH. In implementing the Senior Partners Plan in 2006, the Committee believed that the vesting schedule promotes Senior Partner retention because of competitive market practices.

Awards in 2006. The Committee granted Performance RSUs in 2006 under the Senior Partners Plan solely to Mr. Orlich for the 2006-2008 performance period (2006 Performance RSUs). The grant of the 2006 Performance RSUs was designed to move to overlapping performance periods from a historic practice of sequential periods, and grant levels were designed to promote retention and appropriate future incentive for Mr. Orlich. The Committee expects to grant Senior Partners Plan awards during the first quarter of each performance period.

As part of the grants in 2006, the Committee established performance goals for the 2006 Performance RSUs. In establishing these goals TRH management recommended that "target" levels be long-term aspirational in nature, with the expectation that once established, such "target" levels would change infrequently rather than on a regular basis. With this expectation in mind, and considering the volatility inherent in TRH's business associated with catastrophe exposures, the Committee established a target performance measure of 25.97 percent growth in TRH's adjusted book value per share over the 2006-2008 performance period. This target is disclosed in the limited context of TRH's compensation programs and should not be understood to be estimates of future results or other guidance. TRH specifically cautions investors not to apply these targets to other contexts.

Indirect Compensation Elements

Retirement benefits. TRH provides a number of retirement benefits to eligible employees, including both traditional pension plans (called defined benefit plans) and contribution plans (such as 401(k) plans).

Defined benefit plans. TRH's defined benefit plans include a tax-qualified pension plan and an Excess Retirement Income Plan (ERIP). Each of these plans provide for a yearly benefit based on years of service and the executive's salary over a three-year period. The ERIP is designed to pay the portion of the benefit under the tax-qualified plan that is not payable under that plan due to restrictions imposed by the Internal Revenue Code. These plans and their benefits are described in greater detail in "Post Employment Compensation—Pension Benefits." TRH believes that these plans provide substantial retention and competitive advantages.

Mr. Bonny participates in TRH's United Kingdom pension plans as described in greater detail in "Post Employment Compensation—Pension Benefits".

Defined contribution plans. AIG's defined contribution plans include a tax-qualified plan (401(k)), the Supplemental Incentive Savings Plan (SISP) and the Executive Deferred Compensation Plan (EDCP). The 401(k) plan and the SISP, which is designed to allow "highly compensated" employees to defer up to $11,500 of annual compensation on a basis that is not tax-qualified, allow participants to receive credited earnings based on the returns of externally managed mutual funds chosen by participants from a list. Designated key employees may also participate in the EDCP, under which participants may defer higher amounts and receive credited earnings based on the returns of a different, smaller set of externally managed mutual funds. These plans are described in greater detail in "Post-Employment Compensation—Nonqualified Deferred Compensation". TRH matches participants' contributions to the 401(k) plan up to the annual maximum contribution limit of $15,400, but does not otherwise provide matching contributions to the SISP or the EDCP.

Perquisites. To facilitate the performance of executives' management responsibilities, TRH provides certain key executives and other senior officers with automobile allowances, housing allowances, club and gym memberships.

TRH does not provide any tax reimbursements or gross-ups in connection with taxable perquisites except in connection with relocation and international assignments.

TRH has historically not had a formal perquisite policy although the Committee reviewed perquisites for TRH's senior executives in prior years. TRH believes the perquisites are reasonable in comparison to those typically provided by peer companies and that perquisites constitute a minor component of total compensation for each named executive.

Welfare benefits. TRH executives participate in the same broad-based health, life, and disability benefit programs as other TRH employees.

Termination benefits and policies. TRH provides limited severance benefits to its executives, including the named executives.

Employment agreements and executive severance plan. TRH has generally not entered into employment agreements or granted severance protection other than in connection with acquisitions or new hires.

In 2005, AIG established an AIG Executive Severance Plan with a three-year term that provides severance payments and benefits to approximately 200 AIG employees, including Messrs. Orlich, Skalicky, Bonny and Vijil. To be eligible for severance, under the AIG Executive Severance Plan, employees must execute a release of claims and comply with non-competition and non-solicitation covenants. For the payments and benefits payable to each named executive under the plan in the event of termination, see "Potential Payments on Termination". The AIG Compensation and Management Resources Committee is currently reviewing its severance plan in light of its expiration in 2008.

Termination and retirement provisions in long-term awards. TRH does not provide any severance protection within the TRH long-term compensation plans in which executives and employees participate. As a result, unvested equity-based awards, and awards under the Partners Plan and the Senior Partners Plan generally will be forfeited on termination of employment before normal retirement (unless the Committee determines otherwise in a particular situation) with an exception for permanent disability. With regard to SICO benefits and awards under the AIG DCPPP, unvested awards under those plans will be forfeited on termination of employment before normal retirement, (unless the Board of Directors or a designated Committee of those entities determines otherwise in a particular situation), with an exception for permanent disability. With the approval of the Committee or the Board, outstanding vested options generally may be exercised for three months after a termination of employment before normal retirement, but only to the extent that those options were exercisable as of the termination date.

TRH's normal retirement age is 65. For executives who retire after reaching normal retirement age, time-vested equity-based awards will generally vest upon retirement. Additionally, earned but unvested SICO benefits and earned but unvested awards under the AIG DCPPP, the Partners Plan and the Senior Partners Plan will generally vest and be delivered shortly thereafter. For executives who retire during a performance period under the Partners Plan or the Senior Partners Plan, a pro-rated portion of the award that is ultimately earned will vest at the end of the performance period.

No change-in-control benefits. None of TRH executive compensation components has a change-in-control trigger. TRH's equity plans do not accelerate vesting on a change-in-control.

Other Factors Affecting Compensation

Stock ownership guidelines. TRH has historically not had formal stock ownership guidelines. In light of the structure of TRH's former compensation arrangements, the named executives generally had interests in non-transferable TRH and AIG stock that were considered customary.

Adjustment or recovery of awards upon restatement of financial results. TRH's new compensation framework reserves discretion for the Committee to adjust earned compensation for a restatement of financial results. Both the Partners Plan and the Senior Partners Plan provide that the Committee can adjust outstanding awards for any restatement of financial results. In addition, under the Partners and Senior Partners Plans, the Committee will have the power to decrease the number of a participant's Performance RSUs that are earned for a performance period in addition to the authority to make non-uniform adjustments among executives and officers.

Process for Compensation Decisions

The Compensation Committee determines the compensation of Mr. Orlich and the Board approves or ratifies the amounts to be paid to him. Based on Mr. Orlich's recommendation, the Committee reviews and approves the compensation of the other executives under its purview, which includes all of the other named executives. A total of seven executives are currently under the Committee's purview. The Committee also makes recommendations to the Board with respect to TRH's compensation programs for executives and other employees and oversees TRH's management development and succession planning programs.

Use of compensation consultant. To provide independent advice, TRH has used the services of a compensation consulting firm, Watson Wyatt Worldwide ("Watson Wyatt") since 2005. The Watson Wyatt firm has prepared various competitive analyses of executive pay for TRH which have been shared with the Committee.

Consideration of competitive compensation levels. In reviewing compensation decisions over the year and in making decisions about the compensation of the named executives, the Committee is provided with competitive market information. As a general matter, the Committee intends to position salary, annual cash-based compensation and annual equity-based compensation at a reasonable range around or reasonably above the market median for both retention and incentive purposes.

TRH currently uses a peer group of 15 reinsurance companies to measure its performance against. For compensation purposes, the Committee considers a group of reinsurance and insurance companies that is different from the group of peer companies used in TRH's 2006 Annual Report on Form 10-K. The modified group of reinsurance and insurance companies is listed below:


Companies

Arch Capital Group Ltd.

Axis Capital Holdings Ltd.

Endurance Specialty Holdings Ltd.

Everest Re Group Ltd., IPC Holdings Ltd.

Max Re Capital Ltd.

Montpelier Re Holdings Ltd.

Odyssey Re Holdings Corp.

Partner Re Ltd.

Platinum Underwriters Holdings, Ltd.

Renaissance Re Holdings Ltd.

XL Capital Ltd.


The Committee believes this peer group provides an appropriate basis for comparison in the reinsurance and insurance industry with respect to both overall business and executive talent.

Consideration of prior years' compensation. Although the named executives' prior levels of participation in TRH's and AIG's compensation plans are considered in determining their ongoing levels of participation, the cumulative amounts realizable from prior years' equity-based awards generally (including market return on equity-based awards) are not considered in determining the amount or the elements of current year compensation. The Committee and TRH management believe that this approach is most consistent with the goal of motivating strong performance in each subsequent year by enabling executives to continue to earn competitive compensation in exchange for achievement of annual and long-term financial and market goals.

Compensation Decisions for 2006

The Committee has historically made compensation decisions for each year at its December meeting. As a result of the implementation of the new compensation framework, the Committee made compensation decisions for 2006 throughout the year in 2006 and during the first quarter of 2007. Over time, the Committee expects to transition to making most compensation decisions for senior executives, including the named executives, in the first quarter of the following year.

Changes in direct annual compensation in 2006. The following supplemental table shows the changes from 2005 to 2006 in the amount of direct compensation from each component awarded to each named executive.


Direct Annual Compensation Decisions for 2006


| | | | | | Performance Restricted Stock Awards | | |
| | | | | | (# of AIG Shares) | (# of TRH Shares) | |
Name	Year	Salary Rate (Year-end)	Cash Bonus (Year-end plus Quarterly)	Option and RSU Awards (# of TRH Shares) (Year-end)	AIG DCPPP	Partners Plan	Senior Partners Units
Robert F. Orlich	2006	$800,000	$854,000	—	—	26,368	12,000
	2005	$773,077	$666,500	60,000	27,200	—	—
Steven S. Skalicky ..	2006	$550,000	$375,000	—	—	11,190	—
	2005	$535,577	$240,000	40,000	9,000	—	—
Paul A. Bonny	2006	$642,900	$364,135	—	—	10,530	—
	2005	$598,937	$220,000	40,000	8,400	—	—
Javier E. Vijil	2006	$515,000	$320,000	—	—	10,530	—
	2005	$505,385	$215,000	40,000	8,400	—	—
Michael C. Sapnar ..	2006	$475,000	$336,000	—	—	9,215	—
	2005	$422,115	$186,000	19,000	3,600	—	—

Performance objectives. Based on analysis from Watson Wyatt and recommendations from Mr. Orlich, the Committee established annual performance objectives for 2006. The objectives pertained to financial performance (based on growth in earnings per share, adjusted combined ratio, net premiums written and growth in book value); articulation of business strategy and organization management. The Committee established a formula for evaluating financial performance and the objectives were weighted. The Committee retained some discretion for evaluating TRH's overall performance concluding that TRH would be best served by this approach since other aspects of its new compensation program were formula-based.

At its February 2007 meeting, the Committee evaluated the performance of TRH and its senior executives against these objectives and based on 2006 year-end results made year-end salary and bonus decisions at that time. These recommendations were approved by the Board by consent in February 2007. The Committee concluded that 2006 was a strong year for TRH in terms of both the challenges faced and the goals accomplished.

Base Salaries. The Committee considered salary levels of the named executives at year-end, and salary levels generally remained at 2006 levels.

Cash bonuses. Based on TRH's results in 2006, the Committee awarded Mr. Orlich a year-end bonus of $650,000 and, based on Mr. Orlich's recommendation, awarded the other named executives the bonus amounts set forth in the 2006 Direct Annual Compensation Table (including quarterly bonus payments over the year). The amounts reflect the Committee's decision to increase the amount of cash compensation as part of its new compensation framework.

Time-vested grants of stock options. In February 2007, the Committee granted Mr. Orlich a year-end option award of 60,000 shares for 2006, the same level as for 2005. Year-end option awards for 2006 for Messrs. Skalicky, Bonny and Vijil were reduced from 2005 year-end options awards. This reflects the Committees rebalancing of compensation whereby cash compensation was increased and time-vested equity compensation was decreased. However, Mr. Sapnar's year-end option award increased from 14,000 shares in 2005 to 35,000 shares in 2006. This reflects both the recognition of Mr. Sapnar's promotion in 2006 to Executive Vice President of the Company and the Committee's decision not to award time vested RSUs to any of the named executives for 2006. Mr. Sapnar received time-vested RSUs for 5,000 shares in 2005.

Performance RSUs granted under the Partners Plan. On the recommendation of Mr. Orlich, the Committee generally based the grant of 2006 Performance RSUs on the named executives' participation in the AIG DCPPP, the predecessor plan to the Partners Plan. The Committee determined to use similar effective participation levels under the Partners Plan as under the AIG DCPPP. The Partners Plan 2006-2007 performance period represents a transition period designed to begin the yearly grant process. Therefore, the Committee granted 2006 Performance RSUs equal to one-half of the expected level of ongoing Partners Plan grants.

In 2006, the Committee also granted 2007 Performance RSUs under the Partners Plan. These Performance RSUs were granted early for retention purposes, but they are not considered part of 2006 compensation. The grants of both the 2006 Performance RSUs and the 2007 Performance RSUs are set forth in the "Grants of Plan-Based Awards".

Performance RSUs granted under the Senior Partners Plan. The Committee based the grant of 2006 Performance RSUs on Mr. Orlich's individual performance, taking into account competitive market practices. The Senior Partners Plan 2006-2008 performance period represents a transition cycle which overlapped with Mr. Orlich's participation in the AIG DCPPP.

Conclusion

TRH's compensation framework is designed to retain and motivate senior executives and to reward them for strong performance. TRH believes that the overall framework accomplished these objectives during 2006 and that 2007 will build on this momentum and that this compensation framework will continue to reinforce the alignment of employee and stockholder interests in the years to come.

SUMMARY COMPENSATION TABLE

The following table contains information about TRH's Chief Executive Officer, Chief Financial Officer and three other most highly paid executive officers. See the Compensation Discussion and Analysis for additional detail regarding the Committee's compensation philosophy, practices and 2006 compensation decisions.

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Change in Pension Value(4)	All Other Compensation(5)	Total
Robert F. Orlich .... President and Chief Executive officer	2006	$800,000	$ —	$1,076,301	$1,159,198	$964,000	$93,380	$ 29,563	$4,122,442
Steven S. Skalicky .... Executive Vice President and Chief Financial Officer	2006	$550,000	$ —	$ 338,000	$ 558,198	$375,000	$91,992	$ 21,000	$1,934,190
Paul A. Bonny .... Executive Vice President	2006	$642,900	$ —	$ 230,299	$ 558,198	$364,135	$ —	$123,412	$1,918,944
Javier E. Vijil .... Executive Vice President	2006	$515,000	$ —	$ 221,012	$ 558,198	$320,000	$47,180	$ 36,535	$1,697,925
Michael C. Sapnar .... Executive Vice President	2006	$475,000	$ —	$ 190,327	$ 248,759	$336,000	$19,626	$ 20,500	$1,290,212

(1) This column represents the dollar amount recognized for financial statement reporting purposes in 2006 (without regard to any estimate of forfeiture related to service-based vesting conditions) of outstanding stock-based awards under the 2003 Stock Incentive Plan, the Partners Plan, the Senior Partners Plan, the AIG DCPPP and the SICO plans pursuant to FAS 123R. These plans are described in "2006 Grants of Plan-Based Awards". The amount recognized for these awards was calculated using the assumptions described in Note 12 of the Notes to Consolidated Financial Statements included in TRH's audited Consolidated Financial Statements in TRH's Annual Report on Form 10-K for the year ended December 31, 2006, where applicable. See the Stock and Option Compensation table below for additional detail regarding the amounts recognized in this column.

(2) This column represents the dollar amount recognized for financial statement reporting purposes in 2006 (without regard to any estimate of forfeiture related to service-based vesting conditions) of options granted from 2002 to 2006 under TRH's 2000 Stock Option Plan pursuant to FAS 123R. The amount recognized for these awards was calculated based on TRH's binomial option-pricing model, using the assumptions described in Note 12 of the Notes to Consolidated Financial Statements included in TRH's audited Consolidated Financial Statements in TRH's Annual Report on Form 10-K for the year ended December 31, 2006. See the Stock and Option Compensation table below for additional detail regarding the amounts recognized in this column.

(3) This column represents (1) annual performance cash bonuses under the Annual Bonus Plan and (2) payments under TRH's quarterly bonus program. In addition, this column represents the dollar amount recognized for financial reporting purposes in 2006 (without regard to any estimate of forfeiture related to service-based vesting conditions) of the 2005 Long-Term Cash Award Agreement (the "Award") entered into with Mr. Orlich at year-end 2005. Under the terms of the Award, Mr. Orlich will be entitled to receive $550,000 if he remains employed with TRH during the period beginning January 1, 2006 and ending December 31, 2010. If Mr. Orlich's employment with TRH terminates prior to December 31, 2010 for any reason other than death or permanent disability he will forfeit the Award.

(4) This column represents the total change in 2006 of the actuarial present value of the accumulated benefit under all of TRH's defined benefit and actuarial pension plans. These plans are described in "Post-Employment Compensation—Pension Benefits."

(5) This column includes the incremental costs of perquisites and benefits and TRH's matching contributions under the American International Group, Inc. Incentive Savings Plan (401(k)) for Messrs. Orlich, Skalicky, Vijil and Sapnar and TRH's contributions to the AIG Retirement Savings Plan (United Kingdom) for Mr. Bonny. These matching contributions include the following amounts: Orlich—$15,400; Skalicky—$15,400; Bonny—$92,545; Vijil—$15,400; and Sapnar—$15,400. See "Perquisites and Benefits" for additional detail regarding the amounts in this column.

Detail regarding amounts recognized for stock and option awards. The amounts recognized for stock and option awards in the Summary Compensation Table are aggregate amounts that relate to annual accruals for multiple stock-based and option-based awards to each named executive. In the case of stock awards, TRH recognized expenses in 2006 relating to the named executives' 2006 Performance

RSUs under the Partners Plan and Senior Partners Plan (granted by TRH in 2006), 2005 RSUs under the AIG DCPPP (granted by AIG in 2005) and shares contingently allocated under the SICO plans (granted by SICO in years prior to 2005). For Mr. Sapnar, the expenses in 2006 relating to stock awards also included the time-vested RSUs granted to him in 2005.

In the case of option awards, TRH recognized expenses in 2006 relating to the named executives' outstanding unvested options granted by TRH in years prior to 2006.

The Stock and Option Compensation table that follows provides additional detail regarding the amounts recognized in this column.

Stock and Option Compensation

| | Stock Awards | | | | | | Option Awards | | |
Name	Partners Plan (2006)	Senior Partners Plan (2006)	AIG DCPPP (2005)	SICO plans (before 2005)	Restricted Stock	Total	Granted in 2006	Granted before 2006	Total
Robert F. Orlich	$43,957	$86,190	$295,700	$650,454	$ —	$1,076,301	$—	$1,159,198	$1,159,198
Steven S. Skalicky	$24,855	$ —	$102,071	$211,074	$ —	$ 338,000	$—	$ 558,198	$ 558,198
Paul A. Bonny	$23,389	$ —	$ 70,540	$136,370	$ —	$ 230,299	$—	$ 558,198	$ 558,198
Javier E. Vijil	$23,389	$ —	$ 76,198	$121,425	$ —	$ 221,012	$—	$ 558,198	$ 558,198
Michael C. Sapnar..........	$20,457	$ —	$ 29,059	$ 53,373	$87,438	$ 190,327	$—	$ 248,759	$ 248,759

Perquisites, Benefits and Transactions with Officers.

The following table details the incremental cost to TRH of perquisites received by each of the named executives.

Perquisites & Benefits

Name	Car Service/ Car Allowance/ Parking(1)	Club Memberships and Recreational Opportunities(2)	Housing, Home Security and Other Living Expenses	Total
Robert F. Orlich	$ 7,613	$ 6,550	$ —	$14,163
Steven S. Skalicky	$ —	$ 5,600	$ —	$ 5,600
Paul A. Bonny	$16,058	$ 8,248	$6,561	$30,867
Javier E. Vijil	$10,435	$10,700	$ —	$21,135
Michael C. Sapnar	$ —	$ 5,100	$ —	$ 5,100

(1) For the named executives, the cost for car-related perquisites represents TRH's direct expenditures. SEC rules require that costs of commuting and other uses not directly and integrally related to TRH's business be disclosed as compensation to the executive. One hundred percent of the preceding costs have been allocated to compensation for the named executive officers.

(2) This column represents the Company's expense for corporate memberships in country clubs for which the named executive is listed as the member, and gym clubs.

2006 Grants of Plan-Based Awards

In 2006, TRH granted performance-based awards under only two of its four equity-based plans: the Partners Plan and the Senior Partners Plan.

Options. TRH provides part of its long-term compensation through time-vested option grants. All options for each of the named executives have four-year pro rata vesting and an exercise price equal to the closing price of TRH common stock on the date of grant.

Restricted Stock Units. TRH provides part of its long-term compensation to key employees (other than the named executives) through grants of time-vested Restricted Stock Units. On occasion, time-vested RSUs may be used to provide additional compensation to the named executives.

Partners Plan. The Partners Plan operates for successive overlapping two-year performance periods. The first performance period is January 1, 2006 through December 31, 2007. Participants earn performance-based restricted stock units (Performance RSUs) that entitle them to receive shares of TRH common stock based on the cumulative growth in TRH's adjusted book value, as defined under the plan, over the two-year performance period if a threshold level of growth established by the

Committee at the beginning of the period is achieved. The number of Performance RSUs that can be earned at the end of each period ranges from zero to 150 percent of the Partners Plan's target award.

Earned Performance RSUs vest in two equal installments promptly after the fourth and sixth anniversaries of the first day of the relevant performance period. Thus, the value of the units for the first performance period will be vested and paid out in 2010 and 2012 if the conditions to receipt are satisfied. Any unvested Performance RSUs generally will be forfeited if the participant ceases employment with TRH before reaching age 65.

In 2006, TRH granted two performance cycles of Partners Plan awards: the 2006-2007 performance period (2006 Performance RSUs) and the 2007-2008 performance period (2007 Performance RSUs). The Compensation Committee expects to grant Partners Plan awards during the first quarter of each performance period but concluded that announcing the 2007 Performance RSU grant early, during 2006, served an important retention purpose. The early grant of 2007 Performance RSUs does not affect the operation of the awards; performance and vesting operate in the same way as if the awards had been granted in 2007.

Senior Partners Plan. The Senior Partners Plan operates for successive overlapping three-year performance periods. The first performance period was January 1, 2006 through December 31, 2008. Participants earn performance-based restricted stock units (Performance RSUs) that entitle them to receive shares of TRH common stock based on the cumulative growth in TRH's adjusted book value, as defined under the plan, over the three-year performance period if a threshold level of growth established by the Committee at the beginning of the period is achieved. The number of Performance RSUs that can be earned at the end of each period ranges from zero to 200 percent of the Senior Partners Plan's target award. Only Mr. Orlich is a participant for the performance period that began in 2006.

Earned Performance RSUs vest in two equal installments promptly after the fourth and sixth anniversaries of the first day of the relevant performance period. Thus, the value of the units for the first performance period will be vested and paid out in 2010 and 2012 if the conditions to receipt are satisfied. Any unvested Performance RSUs generally will be forfeited if the participant ceases employment with TRH before reaching age 65.

2006 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Plan Units	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)	Estimated Future Payouts Under Equity Incentive Plan Awards (# of TRH Shares)(2)			All Other Stock Awards (# of TRH Shares)	All Other Option Awards (# of TRH Shares)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Equity Awards ($)(3)
				Threshold	Target	Maximum				
Robert F. Orlich										
Senior Partners Plan 2006 Grant...	9/28/2006	12,000		6,000	12,000	24,000				$1,379,040
2006 Partners Plan 2006 Grant...	9/28/2006	8,160		2,040	8,160	12,240				$ 703,310
2007 Partners Plan 2006 Grant...	9/28/2006	18,208		4,552	18,208	27,312				$1,038,766
2006 Options...............								—	$ —	$ —
Steven S. Skalicky										
Senior Partners Plan 2006 Grant...				—	—	—				—
2006 Partners Plan 2006 Grant...	8/15/2006	3,730		933	3,730	5,595				$ 323,111
2007 Partners Plan 2006 Grant...	8/15/2006	7,460		1,865	7,460	11,190				$ 427,831
2006 Options...............								—	$ —	$ —
Paul A. Bonny										
Senior Partners Plan 2006 Grant...				—	—	—				—
2006 Partners Plan 2006 Grant...	8/15/2006	3,510		878	3,510	5,265				$ 304,054
2007 Partners Plan 2006 Grant...	8/15/2006	7,020		1,755	7,020	10,530				$ 402,597
2006 Options...............								—	$ —	$ —
Javier E. Vijil										
Senior Partners Plan 2006 Grant...				—	—	—				—
2006 Partners Plan 2006 Grant...	8/15/2006	3,510		878	3,510	5,265				$ 304,054
2007 Partners Plan 2006 Grant...	8/15/2006	7,020		1,755	7,020	10,530				$ 402,597
2006 Options...............								—	$ —	$ —
Michael C. Sapnar										
Senior Partners Plan 2006 Grant...				—	—	—				—
2006 Partners Plan 2006 Grant...	8/15/2006	3,070		768	3,070	4,605				$ 265,939
2007 Partners Plan 2006 Grant...	8/15/2006	6,145		1,536	6,145	9,218				$ 352,416
2006 Options...............								—	$ —	$ —

_____

(1) Bonus payments under the Annual Bonus Plan are set forth in the "Summary Compensation Table" on page 23.

(2) Amounts shown represent the Performance RSUs that will be earned if the cumulative growth in adjusted book value meets the Partners and Senior Partners Plans threshold, target and maximum performance goals, as indicated. The amount of Performance RSUs earned for performance between threshold and target levels and between target and maximum levels is determined on a straight-line basis.

(3) Amounts shown represent the grant date fair values in accordance with FAS 123R calculated using the assumptions described in Note 12 of the Notes to Consolidated Financial Statements included in TRH's audited Consolidated Financial Statements in TRH's Annual Report on Form 10-K for the year ended December 31, 2006 of grants of Performance RSUs under the Partners and Senior Partners Plans. Performance RSUs granted under the Partners and Senior Partners Plans do not pay dividends.

Additionally, because the number of Performance RSUs that will be earned under the Partners and Senior Partners Plans depends on TRH's performance, there is not a single grant date fair value for each named executive's grant of 2006 and 2007 Performance RSUs under the Partners and Senior Partners Plans. The amounts shown represent the total grant date fair values of the Performance

(Footnotes continued on next page)

(Footnotes continued from previous page)

RSUs that will be earned by the named executive for performance at the maximum level under the Partners and Senior Partners Plans for 2006 and at the target level under the Partners Plan for 2007. The total grant date fair values of the Performance RSUs that are actually earned by the named executives may be different depending on performance under the Partners Plan for 2006 and 2007 and the Senior Partners Plan for 2006 and Performance RSUs will be forfeited if performance falls below the threshold level.

EXERCISES AND HOLDINGS OF PREVIOUSLY AWARDED EQUITY

Outstanding Equity Awards at December 31, 2006

Equity-based awards held at the end of 2006 by each of the named executives were issued under the Partners Plan, Senior Partners Plan, 1995 and 2000 Stock Option Plans, and, for Mr. Sapnar, the 2003 Stock Incentive Plan, as well as under (1) a series of two-year Deferred Compensation Profit Participation Plans that historically were provided by SICO and (2) AIG's 2005-2006 Deferred Compensation Profit Participation Plan (AIG DCPPP).

SICO Plans. Key employees have participated in a series of two-year Deferred Compensation Profit Participation Plans that historically were provided by SICO. The original SICO Plan came into being in 1975 when the voting shareholders and Board of Directors of SICO, whose principal asset is AIG common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding management of all American International companies, including TRH. Participation in the SICO plans by any person, and the extent of such participation, has been at the sole discretion of SICO's board of directors. Historically, SICO has delivered cash or AIG common stock under the SICO plans when the vesting conditions were met; AIG and TRH have made no payments under these plans, although AIG and TRH record the expense attributable to these plans in their respective financial statements. AIG has also entered into an agreement, subject to certain conditions, to assure AIG's and TRH's current employees that all payments are made under the SICO plans.

Shares detailed in the following table that have been contingently allocated to the named executives under the SICO plans are identified in a footnote to the Outstanding Equity Awards at December 31, 2006 table. They will not be paid until various vesting schedules are met according to the level of participation of the named executive as previously described in the "Compensation Discussion and Analysis" section and are generally subject to forfeiture on earlier termination of employment. The SICO board of directors has the authority to reinstate a payout right and may permit early payout of shares, including dividends. Before earning the right to payout, a participant is not entitled to any equity interest with respect to the contingently allocated shares. Although SICO's board of directors has the authority to pay a participant cash in lieu of shares of AIG common stock, in December 2006, SICO's Board notified participants in the SICO plans that it will make payments in shares of AIG common stock that it owns rather than in cash.

AIG DCPPP. The AIG DCPPP was modeled on the plans previously provided by SICO, except that it is administered by AIG and its costs will be borne directly by AIG and/or TRH. Under the AIG DCPPP, if adjusted cumulative earnings per share for 2005 and 2006 exceeded adjusted cumulative earnings per share for 2003 and 2004, then participants would receive time-vested RSUs based upon the number of units they have been granted. AIG's performance met this goal, and, as a result, each of the named executives was awarded the RSUs detailed in the following table. Although a majority of the RSUs granted under the AIG DCPPP will vest only on retirement at or after age 65, the plan does provide for early vesting of a portion of the RSUs in 2009, 2010 and 2015. Any unvested RSUs generally will be forfeited if the participant ceases employment with AIG or TRH unless the Compensation Committee, in conjunction with AIG's Compensation and Management Resource Committee determines otherwise.

Year-End Holdings. The following table sets forth outstanding equity-based awards held by each of the named executives as of December 31, 2006.

Outstanding Equity Awards at December 31, 2006

| | | Option Awards(1) | | | | Stock Awards | | | |
| | | | | | | Unvested (No Longer Subject to Performance Conditions)(2) | | Unvested and Subject to Performance Conditions under Equity Incentive Plans(3) | |
Name	Year Granted	Number Exercisable	Number Unexercisable	Exercise Price	Expiration Date	Number	Market Value(4)	Number	Market Value(5)
Robert F. Orlich	2006	0	0	—		180,814	$12,957,131	63,552	$3,946,579
	2005	15,000	45,000	$69.95	11/30/2015				
	2004	25,000	25,000	$60.34	12/2/2014				
	December 2003	46,875	15,625	$62.07	12/4/2013				
	March 2003	46,875	15,625	$52.68	3/24/2013				
	2002	62,500	0	$55.70	12/5/2012				
	2001	50,000	0	$72.79	12/3/2011				
	2000	56,250	0	$50.80	11/30/2010				
	1999	53,800	0	$40.80	12/2/2009				
	1998	44,390	0	$40.23	12/3/2008				
	1997	44,268	0	$38.33	12/3/2007				
Steven S. Skalicky . .	2006	0	0	—		56,316	$ 4,035,605	16,785	$1,042,349
	2005	10,000	30,000	$69.95	11/30/2015				
	2004	16,000	16,000	$60.34	12/2/2014				
	December 2003	18,750	6,250	$62.07	12/4/2013				
	March 2003	14,062	4,688	$52.68	3/24/2013				
	2002	18,750	0	$55.70	12/5/2012				
	2001	15,625	0	$72.79	12/3/2011				
	2000	18,750	0	$50.80	11/30/2010				
	1999	18,750	0	$40.80	12/2/2009				
	1998	18,750	0	$40.23	12/3/2008				
	1997	2,704	0	$38.33	12/3/2007				
Paul A. Bonny	2006	0	0	—		45,680	$ 3,273,429	15,795	$ 980,870
	2005	10,000	30,000	$69.95	11/30/2015				
	2004	16,000	16,000	$60.34	12/2/2014				
	December 2003	18,750	6,250	$62.07	12/4/2013				
	March 2003	14,062	4,688	$52.68	3/24/2013				
	2002	18,750	0	$55.70	12/5/2012				
	2001	15,625	0	$72.79	12/3/2011				
	2000	18,750	0	$50.80	11/30/2010				
	1999	18,750	0	$40.80	12/2/2009				
	1998	18,750	0	$40.23	12/3/2008				
	1997	18,750	0	$38.33	12/3/2007				
Javier E. Vijil	2006	0	0	—		35,502	$ 2,544,073	15,795	$ 980,870
	2005	10,000	30,000	$69.95	11/30/2015				
	2004	16,000	16,000	$60.34	12/2/2014				
	December 2003	18,750	6,250	$62.07	12/4/2013				
	March 2003	14,062	4,688	$52.68	3/24/2013				
	2002	18,750	0	$55.70	12/5/2012				
	2001	15,625	0	$72.79	12/3/2011				
	2000	18,750	0	$50.80	11/30/2010				
	1999	15,875	0	$40.80	12/2/2009				
	1998	2,485	0	$40.23	12/3/2008				
	1997	2,607	0	$38.33	12/3/2007				

| | | Option Awards(1) | | | | Stock Awards | | | |
| | | | | | | Unvested (No Longer Subject to Performance Conditions)(2) | | Unvested and Subject to Performance Conditions under Equity Incentive Plans(3) | |
Name	Year Granted	Number Exercisable	Number Unexercisable	Exercise Price	Expiration Date	Number	Market Value(4)	Number	Market Value(5)
Michael C. Sapnar ..	2006	0	0	—		22,725	$ 1,580,674	13,823	858,408
	2005	3,500	10,500	$69.95	11/30/2015				
	2004	8,000	8,000	$60.34	12/2/2014				
	December 2003	9,375	3,125	$62.07	12/4/2013				
	March 2003	4,687	1,563	$52.68	3/24/2013				
	2002	6,250	0	$55.70	12/5/2012				
	2001	3,437	0	$72.79	12/3/2011				
	2000	5,625	0	$50.80	11/30/2010				
	1999	0	0	$40.80	12/2/2009				
	1998	0	0	$40.23	12/3/2008				
	1997	0	0	$38.33	12/3/2007				

———————

(1) All options granted have four-year pro-rata vesting schedules and an exercise price equal to closing sale price on the New York Stock Exchange on the date of grant.

(2) This column represents outstanding awards under (1) the SICO plans and (2) the AIG DCPPP. Of the amounts in the column, the following number of shares are allocated under the SICO plans and owed by SICO: Orlich–148,174, Skalicky–44,166, Bonny–34,340, Vijil–24,162, and Sapnar–12,325. The amount for Mr. Sapnar also includes time-vested RSUs with respect to 5,000 shares of TRH common stock awarded to Mr. Sapnar in 2005.

(3) This column represents outstanding unearned and unvested 2006 and 2007 Performance RSUs under the Partners and Senior Partners Plan. Performance RSUs will be earned (but unvested) in an amount that depends on the cumulative growth in adjusted book value over the two-year and three-year performance periods relative to pre-established goals and that ranges from zero to 150 percent of the Partners Plan target award and zero to 200 percent of the Senior Partners Plan target award. Earned Performance RSUs vest after the fourth and sixth anniversaries of the first day of the relevant performance period. Any unvested awards generally will be forfeited if the participant ceases employment with TRH.

The number and market value of these awards is presented as if the relevant performance conditions have been satisfied at the maximum level. This assumption is for illustration only, and depending on future performance under the Partners and Senior Partners Plans the conditions may be satisfied at a lower level or not at all.

(4) The outstanding awards under the SICO plans and the AIG DCPPP are based on AIG's closing sale price on December 29, 2006 of $71.66 per share. For Mr. Sapnar, the outstanding time-vested RSU's of TRH common stock are based on TRH's closing sale price on December 29, 2006 of $62.10 per share.

(5) Based on TRH's closing sale price on December 29, 2006 of $62.10 per share.

Option Exercises During 2006

The following table sets forth the amounts realized by each of the named executives as a result of the exercise of options in 2006. Other than pro rata vesting of options granted in prior years, no stock awards vested in 2006.

2006 Option Exercises

Name	Option Awards Exercised in 2006	
	Number of Shares	Value Realized(1)
Robert F. Orlich	—	$ 0
Steven S. Skalicky	5,021	$143,060
Paul A. Bonny...	21,093	$705,611
Javier E. Vijil...	4,000	$ 68,037
Michael C. Sapnar	—	$ 0

_____

(1) Aggregate closing sale price of shares of TRH Common Stock underlying options exercised on date of exercise less aggregate exercise price of options.

Post-Employment Compensation

Pension Benefits

TRH maintains qualified and nonqualified defined benefit plans that provide retirement benefits. Employees of TRH and its subsidiaries who are citizens of the United States or non-citizens working in the United States are covered under the American International Group, Inc. Retirement Plan, a multi-employer tax-qualified defined benefit retirement plan. Participants whose formula benefit is restricted from being paid from the tax-qualified retirement plan due to IRS limits on compensation and benefits are eligible to participate in the Excess Retirement Income Plan. Participants receive the tax-qualified retirement plan benefit and the Excess Retirement Income Plan benefit. Mr. Bonny is covered under the AIG Retirement Savings Plan in the United Kingdom (the UK Plan).

The Excess Retirement Income Plan provides a benefit equal to the benefit that is restricted from being paid from the tax-qualified retirement plan due to IRS limits on compensation and benefits. Therefore, the plan formula is the same formula as is used in the tax-qualified retirement plan. The tax-qualified retirement plan and Excess Retirement Income Plan formula varies depending on years of service credited and on average final salary. The formula ranges from 0.925 percent to 1.75 percent times average final salary for each year of credited service up to 44 years. For participants who retire after the normal retirement age of 65, the retirement benefit is equal to the greater of the benefit determined using the formula described above or the benefit that the participants could have received upon retirement at age 65, actuarially increased to reflect the later benefit commencement date.

For purposes of all of the domestic retirement plans, average final salary is the average pensionable salary of a participant during those three consecutive years in the last ten years of credited service that afford the highest such average, or during all of the years of credited service if less than three years. Pensionable salary includes the regular salary paid by TRH and its subsidiaries and does not include amounts attributable to overtime pay, supplementary bonuses, annual cash bonuses or long-term incentive awards.

Mr. Bonny participates in the AIG Retirement Savings Plan ("UK Plan"), a defined contribution plan which complies with all applicable laws and regulations in the United Kingdom. Under the UK Plan, the Company contributes a percentage of an employee's pensionable salary based upon the participant's age and length of service with the Company. These contributions may range between 5% and 17% of pensionable salary. A participant may also make voluntary contributions to the UK Plan. During 2006, the Company matched a portion of these contributions up to a maximum of 4% of pensionable salary dependent on the age of the participant.

Contributions into the UK Plan are invested in a number of investment funds which are selected by the participant. The participant may change investment elections monthly. The participant's contributions and earnings on them are always fully vested, while company contributions and earnings on them vest upon completion of three months of membership in the UK Plan.

Normal retirement in the UK Plan is age 65, although a participant can retire at any time after age 50. At retirement, the value of the account is used to purchase an annuity for the participant. A portion of the account value may also be taken as a tax free lump sum, subject to limits set out by Her Majesty's Revenue and Customs.

Early retirement benefits. Each of the domestic retirement plans provides for reduced early retirement benefits. These benefits are available to participants in the tax-qualified retirement plan who have reached age 55 and participants in the Excess Retirement Income Plan who have reached age 60, in each case with 10 or more years of credited service. Early retirement under the Excess Retirement Income Plan requires the approval of the Committee.

In the case of approved early retirement, participants in the tax-qualified retirement plan and the Excess Retirement Income Plan will receive the plan formula benefit projected to normal retirement at age 65 (using average final salary as of the date of early retirement), but prorated based on years of actual service, then reduced by a further amount. Participants in the tax qualified retirement plan with at least 5 years of continuous service to TRH or AIG have a reduced vested retirement allowance pursuant to which, in the case of termination of employment prior to reaching age 55, such participants may elect to receive the reduced early retirement benefit commencing at any date between age 55 and age 65 and reduced by an additional 1/15 for each of the first 5 years, and 1/30 for each of the next five years, by which such commencement precedes age 65. Participants in the domestic retirement plans may not choose to receive a lump sum payment upon normal or early retirement.

Death and disability benefits. Each of the domestic retirement plans also provides for death and disability benefits. In the case of death, the surviving spouse of a participant with at least 5 years of credited service to TRH or AIG generally may receive a survivor annuity equal to 40 percent of the participant's accumulated benefit based on average final salary and years of credited service at death, adjusted downward by 2 percent for each year or fraction thereof that the surviving spouse was more than 5 years younger than the participant. Death benefits may not be paid before the time when the participant would have reached age 55, and participants in the Excess Retirement Income Plan are eligible for death benefits under those plans only if they are also eligible for death benefits under the tax-qualified retirement plan.

In the case of permanent disability, a participant generally may receive a benefit based on average final salary and years of credited service that is payable after the participant ceases to receive payments under AIG's long-term disability plan at age 65. Under the tax-qualified retirement plan and the Excess Retirement Income Plan, participants continue to accrue years of credited service while receiving payments under AIG's long-term disability plan before reaching age 65.

As with other retirement benefits, in the case of death and disability benefits, the formula benefit under the Excess Retirement Income Plan is reduced by amounts payable under the tax-qualified retirement plan.

The following table details the accumulated benefits under the defined benefit plans in which each named executive participates.

2006 Pension Benefits

Name	Plan Name	Years of Credited Service	Present Value of Accumulated Benefit	Payments During 2006
Robert F. Orlich	AIG, Inc. Retirement Plan	20.167	$ 391,053	$0
	Excess Retirement Income Plan	20.167	$1,230,294	$0
	Total		$1,621,347	$0
Steven S. Skalicky.............	AIG, Inc. Retirement Plan	20.417	$ 371,689	$0
	Excess Retirement Income Plan	20.417	$ 656,783	$0
	Total		$1,028,472	$0
Paul A. Bonny	AIG, Inc. Retirement Plan	0	$ 0	$0
	Excess Retirement Income Plan	0	$ 0	$0
	Total		$ 0	$0
Javier E. Vijil	AIG, Inc. Retirement Plan	12.917	$ 183,569	$0
	Excess Retirement Income Plan	12.917	$ 291,764	$0
	Total		$ 475,333	$0
Michael C. Sapnar	AIG, Inc. Retirement Plan	11.417	$ 75,657	$0
	Excess Retirement Income Plan	11.417	$ 89,077	$0
	Total		$ 164,734	$0

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(1) The named executives had the following years of service with TRH and/or AIG as of December 31, 2006: Orlich—21.0; Skalicky—21.3; Vijil—13.7; and Sapnar—12.2. Messrs. Orlich, Skalicky, Vijil and Sapnar have fewer years of credited service than actual service under the tax-qualified retirement plan and the Excess Retirement Income Plan because participants must wait 6 months after commencing employment with TRH or AIG before enrolling in those plans. Mr. Bonny does not participate in the tax-qualified retirement plan or the Excess Retirement Income Plan as he participates in the AIG Retirement Savings Plan (United Kindgom), a defined contribution plan. For purposes of the AIG Retirement Savings Plan (United Kindgom), Mr. Bonny has 24.9 years of pensionable service.

(2) The actuarial present values of the accumulated benefits are based on service and earnings as of December 31, 2006 (the pension plan measurement date for purposes of TRH's financial statement reporting). The actuarial present values of the accumulated benefits under the tax-qualified retirement plan and the Excess Retirement Income Plan are calculated based on payment of a life annuity beginning at age 65.

Nonqualified Deferred Compensation

TRH also maintains qualified and nonqualified defined contribution plans. Employees of TRH and its subsidiaries generally may elect to defer a portion of their annual compensation under AIG's 401(k) plan. "Highly compensated" employees as determined under the Code may also be eligible to defer compensation on a basis that is not tax-qualified under the Supplemental Incentive Savings Plan (SISP). Designated key employees may also participate in the Executive Deferred Compensation Plan (EDCP). Mr. Vijil participates in the SISP.

Supplemental Incentive Savings Plan. Participants in the SISP may defer 10 percent of their annual cash compensation up to a maximum of $11,500 per year. Amounts deferred under the SISP will be credited with earnings based on the returns of a number of mutual funds among which participants may choose. All funds available for selection under the SISP are also available for selection under AIG's tax-qualified 401(k) plan. Participants generally may change their investment elections at any time. Amounts deferred during each year, and earnings thereon, will be distributed in accordance with participants' annual decision to receive installments over a period of five or ten years following a termination of employment after reaching age 60, or in a lump sum payment. Participants whose employment terminates before reaching age 60 must receive their account balances in a lump sum payment.

Executive Deferred Compensation Plan. Participants in the EDCP may defer 50 percent of their annual cash compensation (including amounts deferred or contributed to pre-tax health care or dependent reimbursement accounts) in excess of $200,000, and 100 percent of their annual cash bonuses, up to a maximum of $300,000 per year. Amounts deferred under the EDCP are credited with earnings based on the returns of a small number of mutual funds among which participants may choose. The rules under the EDCP for changing investment elections and receiving distributions are the same as under the SISP.

2006 TRH Nonqualified Elective Defined Contribution Plans

| | Elective Defined Contribution Plans | | | | |
Name	Executive Contributions	TRH Contributions	Aggregate Earnings	Distributions	Balance
Robert F. Orlich	$ 0	$ 0	$ 0	$ 0	$ 0
Steven S. Skalicky	$ 0	$ 0	$ 0	$ 0	$ 0
Paul A. Bonny	$ 0	$ 0	$ 0	$ 0	$ 0
Javier E. Vijil	$10,300	$ 0	$740	$ 0	$11,040
Michael C. Sapnar	$ 0	$ 0	$ 0	$ 0	$ 0

Mr. Vijil participates in the nonqualified Supplemental Incentive Savings Plan (SISP).

Potential Payments on Termination

TRH provides only limited termination entitlements. TRH has not entered into employment agreements other than in connection with acquisitions and new hires, and none of the named executives have employment agreements. Before 2005, TRH had not previously granted severance protection other than what was provided for in TRH's long-term compensation plans.

AIG Executive Severance Plan. Messrs. Orlich, Skalicky, Bonny and Vijil are participants in AIG's Executive Severance Plan. The plan was adopted by AIG in 2005 and has a three-year term. The plan provides severance payments and benefits to employees of AIG and TRH who have been chosen by the AIG Compensation and Management Resources Committee in conjunction with the TRH Compensation Committee.

Severance benefits. The Executive Severance Plan provides for payments or benefits only if a participant's employment is terminated by AIG or TRH without "Cause" during the plan's three-year term. In that case, subject to the participant's execution of a release of claims, the participant is entitled to the following:

- For each full year of the participant's service with AIG or its subsidiaries including TRH (but no less than 6 nor more than 24 years), severance equal to one-twelfth of annual base salary and average annual and quarterly bonuses over the past three fiscal years;
- Continued health and life insurance; and
- Additional service and age credit under AIG pension plans in which TRH employees participate.

Severance is generally paid in installments over a number of months equal to the participant's full years of service with AIG or its subsidiaries including TRH (but not less than 6 months nor more than 24 months). Severance may also be paid in a lump sum at the discretion of the AIG Compensation and Management Resources Committee. Continued health and life insurance is also provided over this period, and the length of this period is used for determining the additional service and age credit under AIG pension plans. The amount of severance payable is reduced by any amount due under an individual employment agreement, other AIG or TRH severance plan or policy or regulatory severance plan or arrangement in a country outside the United States.

Severance payments are not included in the calculation of any AIG pension benefit, and no participant is entitled to receive any payment pursuant to any nonqualified AIG pension plan until the date the participant has ceased receiving severance payments.

Restrictive covenants. To receive severance, a participant must agree to the following, which, except as noted, apply at all times following termination:

- Each participant is generally prohibited from (1) engaging in, being employed by, rendering services to or acquiring financial interests in businesses that are competitive with AIG or TRH, (2) interfering with AIG's or TRH's business relationships with customers, suppliers, or consultants or (3) soliciting or hiring certain key employees of AIG or TRH. This restriction applies for the earlier of one year after termination or the length of the severance period; and

- Each participant may not disclose AIG's or TRH's confidential information.

Treatment of Long-Term Compensation. TRH's incentive compensation is designed to create strong retention incentives through extended vesting periods. In addition, TRH's equity-based incentive compensation is designed to align the long-term economic interests of key employees with the interests of stockholders by ensuring that a substantial portion of their compensation and net worth is represented by non-transferable TRH stock.

Although the AIG Compensation and Management Resources Committee approved the Executive Severance Plan to provide key employees with severance protection, no similar protection applies to TRH's long-term compensation. As a result, unvested equity-based awards and unvested awards under TRH's Partners Plan and Senior Partners Plan or the AIG DCPPP will generally be forfeited on termination of employment before the recipient reaches age 65 (unless the Compensation Committee determines otherwise). Unvested awards under historical SICO plans also are generally forfeited, unless the board of directors of SICO determines otherwise.

In some cases, these awards do not vest until retirement at or after age 65. This is the case for a portion of the awards under the historical SICO plans and for the majority of the shares contingently allocated as time-vested RSUs under the AIG DCPPP. In other cases, vesting periods are based on the time since awards are earned, such as under the Partners Plan and the Senior Partners Plan.

In recognition of these extended vesting periods, all unvested awards outstanding under each of these plans become vested on retirement at or after age 65 and on termination due to disability or death. In addition, a pro rata amount of Partners Plan and Senior Partners Plan awards will be paid once current performance periods are completed. (However, RSUs earned under the Partners Plan and Senior Partners Plan will not be payable if circumstances constituting "Cause" exist.)

Unvested options outstanding become vested on retirement at or after age 65 and on termination due to disability or death. In these cases, options remain exercisable for the remainder of their original terms. In all other cases, all outstanding options (vested and unvested) generally cease to be exercisable on termination. Previously vested options may be exercised for a period of 90 days following termination with the consent of the Compensation Committee.

Quantification of Termination Payments and Benefits. The following table details the payments and benefits that each of the named executives would be provided if he had been terminated on December 31, 2006 under the circumstances indicated. Except where otherwise indicated, payment and benefits would be provided by TRH or AIG.

Termination Payments & Benefits

Name	Severance(1)	Medical and Life Insurance(2)	Pensions Plan Credit(3)	Unvested Options(4)	Unvested Stock Awards(5)	Total
Robert F. Orlich						
By TRH for "Cause"	$ —	$ —	$ —	$ —	$ —	$ —
By Executive w/o Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By Executive with Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By TRH without "Cause"	$2,353,889	$17,953	$1,358,073	$ —	$ —	$ 3,729,915
Death	$ —	$ —	$ 620,036	$191,625	$13,458,899	$14,270,560
Disability	$ —	$ —	$1,728,130	$191,625	$13,458,899	$15,378,654
Steven S. Skalicky						
By TRH for "Cause"	$ —	$ —	$ —	$ —	$ —	$ —
By Executive w/o Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By Executive with Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By TRH without "Cause"	$1,341,667	$18,852	$ —	$ —	$ —	$ 1,360,519
Death	$ —	$ —	$ 176,464	$ 72,491	$ 4,151,421	$ 4,400,376
Disability	$ —	$ —	$1,021,614	$ 72,491	$ 4,151,421	$ 5,245,526
Paul A. Bonny						
By TRH for "Cause"	$ —	$ —	$ —	$ —	$ —	$ —
By Executive w/o Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By Executive with Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By TRH without "Cause"	$1,697,933	$15,024	$ —	$ —	$ —	$ 1,712,957
Death	$ —	$ —	$ —	$ 72,491	$ 3,382,414	$ 3,454,905
Disability	$ —	$ —	$ —	$ 72,491	$ 3,382,414	$ 3,454,905
Javier E. Vijil						
By TRH for "Cause"	$ —	$ —	$ —	$ —	$ —	$ —
By Executive w/o Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By Executive with Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By TRH without "Cause"	$ 796,250	$12,003	$ —	$ —	$ —	$ 808,253
Death	$ —	$ —	$ 75,352	$ 72,491	$ 2,653,059	$ 2,800,902
Disability	$ —	$ —	$ 725,634	$ 72,491	$ 2,653,059	$ 3,451,184
Michael C. Sapnar						
By TRH for "Cause"	$ —	$ —	$ —	$ —	$ —	$ —
By Executive w/o Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By Executive with Good Reason	$ —	$ —	$ —	$ —	$ —	$ —
By TRH without "Cause"	$ —	$ —	$ —	$ —	$ —	$ —
Death	$ —	$ —	$ 5,793	$ 28,886	$ 1,675,997	$ 1,710,676
Disability	$ —	$ —	$ 503,167	$ 28,886	$ 1,675,997	$ 2,208,050

---

(1) Severance is generally payable in equal installments over 20 months for Mr. Orlich, 20 months for Mr. Skalicky, 24 months for Mr. Bonny, 13 months for Mr. Vijil.

In the case of termination on death or disability, payments are based on continuation of salary and would be paid in accordance with TRH's or AIG's customary compensation practices at the time. (For purposes of providing an estimate of this benefit, TRH has assumed that the named executive does not become eligible for benefits under AIG's long-term disability policy. This is for purposes of illustration only.)

(2) These amounts represent the cost to TRH of continued health and life insurance coverage following termination, consistent with the assumptions described in Note 15 of the Notes to Consolidated Financial Statements included in AIG's audited Consolidated Financial Statements in AIG's Annual Report on Form 10-K for the year ended December 31, 2006. Where provided, health and life insurance coverage is 20 months for Mr. Orlich, 21 months for Mr. Skalicky, 24 months for Mr. Bonny and 14 months for Mr. Vijil. The benefit continuation would cease on Mr. Orlich's becoming eligible for equivalent benefits from a new employer.

The named executives or their estates may receive medical and life insurance benefits upon death or disability only to the extent that they are generally available to all salaried employees.

(3) These amounts represent the enhancements in value, if any, of benefits to the named executives under AIG's pension plans, in which TRH participates, in the event of early retirement, death or disability. Because the named executives had not reached age 65 as of December 31, 2006, they

would not have been entitled to receive payments under the Excess Retirement Income Plan or the SERP in the case of early retirement, which would have resulted in a decrease in the present value of their total pension benefits. If Mr. Orlich had been terminated by TRH without "Cause", the additional age and service credit under the Excess Retirement Income Plan provided by the Executive Severance Plan would have caused Mr. Orlich to be treated as having reached age 60, with more than 10 years of credited service for purposes of that plan, which would have resulted in an entitlement to an enhanced benefit. The amount for Mr. Orlich for termination by TRH without "Cause" is equal to the increase in the present value as of December 31, 2006 of Mr. Orlich's total pension benefits, calculated using the same assumptions described in "Post-Employment Compensation—Pension Benefits".

In the case of death or disability, the named executives, except for Mr. Bonny, would be eligible to receive benefits in accordance with the terms described in "Post-Employment Compensation—Pension Benefits". Because death benefits under AIG's pension plans, in which TRH participates, are generally no more than half of normal retirement benefits, a termination due to death on December 31, 2006 would have resulted in a decrease in the present value as of that date of the named executives' total pension benefits. The amounts for the named executives other than Mr. Bonny for termination due to permanent disability are equal to the increase in the present value, if any, as of December 31, 2006 of their total pension benefits, calculated using the same assumptions described in "Post-Employment Compensation—Pension Benefits", due to additional years of credited service that would have accrued during participation in AIG's long-term disability plan, in which TRH participates, before reaching age 65.

(4) Represents the difference between the total market value (based on the closing sale price of $62.10 on December 29, 2006) of TRH shares underlying options that become vested and exercisable on termination and the total exercise price of these options. Option holdings at the end of 2006 are detailed in the Outstanding Equity Awards at December 31, 2006 table.

(5) Represents the total market value (based on the closing sale price of $71.66 on December 29, 2006) of (1) AIG shares underlying previously earned SICO awards that become vested on termination, (2) AIG shares underlying previously earned AIG DCPPP awards, (3) the total market value (based on the closing sale price of $62.10 on December 29, 2006) of outstanding time-vested TRH restricted stock units that become vested on termination and (4) a pro rata amount of any 2006 Performance RSUs actually earned. (For purposes of providing an estimate of the benefit provided under clause (4), the amount assumes that TRH achieves target performance under the Partners Plan for the 2006-2007 and the Senior Partners Plan for 2006-2008 performance periods. This assumption is for illustration only.)

Shares underlying SICO awards will be paid by SICO and not TRH or AIG. The AIG shares underlying previously earned SICO awards may become vested and be paid at the discretion of SICO's Board of Directors. Upon terminations for which an amount of $0 is listed in this column (indicating forfeiture of unvested AIG shares under the SICO plans), SICO's Board of Directors has authority to reinstate payout rights under the SICO plans. The shares of each named executive underlying previously earned SICO awards had the following market values as of December 31, 2006: Orlich—$10,618,149; Skalicky—$3,164,936; Bonny—$2,460,804; Vijil—$1,731,449; and Sapnar—$883,210.

Equity Compensation Plan Information

The following table provides summarized information with respect to equity compensation granted by TRH as of December 31, 2006 as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted Average Exercise Price of Outstanding Option, Warrants and Rights(2)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by security holders	2,897,641	$48.78	2,114,559
Equity compensation plan not approved by security holders	—	—	—
Total	2,897,641	$48.78	2,114,559

(1) Includes shares reserved for issuance in connection with 2006 and 2007 Performance RSUs (at maximum payout levels) granted in 2006 under the Partners and Senior Partners Plans.

(2) Includes restricted stock units and Performance RSUs with a zero exercise price.

REPORT OF THE AUDIT COMMITTEE

Management is responsible for the preparation, presentation and integrity of TRH's financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), expressing an opinion as to the conformity of such financial statements with generally accepted accounting principles and auditing management's assessment of the effectiveness of internal control over financial reporting. In addition, PricewaterhouseCoopers LLP will express its own opinion on the effectiveness of TRH's internal control over financial reporting. The independent auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

Committee Organization and Operation

The Audit Committee's function, as provided in the Audit Committee charter, is to assist the Board of Directors in its oversight of:

- the integrity of TRH's financial statements;
- TRH's compliance with legal and regulatory requirements;
- the independent accountants' qualifications, independence and performance; and
- the performance of TRH's internal audit function.

The Committee's charter is available on TRH's website at www.transre.com by following the links to Investor Information and then to the Corporate Governance section.

Independence. The Board of Directors, on the recommendation of the Nominating and Corporate Governance Committee, has determined that all members of the Committee are independent, as required by NYSE listing standards and SEC rules.

Expertise. The Board of Directors has also determined, on the recommendation of the Nominating and Corporate Governance Committee, that all members of the Committee are financially literate, as defined by NYSE listing standards, and that John G. Foos is an audit committee financial expert, as defined by SEC rules and has been designated as the audit committee financial expert and, on the recommendation of the Nominating and Corporate Governance Committee, has determined that Mr. Foos has accounting or related financial management expertise, as defined by the NYSE listing standards. Although designated as an audit committee financial expert, Mr. Foos does not act as an accountant for TRH and, under SEC rules, is not an "expert" for purposes of the liability provisions of the Securities Act or for any other purpose. Mr. Foos does not have any responsibilities or obligations in addition to those of the other Audit Committee members; all Audit Committee members have the identical duties and responsibilities.

Prior to his death, Mr. Mackowski served as the audit committee financial expert for purposes of the rules of the Securities and Exchange Commission and had related financial management expertise for purposes of the New York Stock Exchange listing standards by virtue of his 36 years of experience in the insurance industry and having actively supervised the preparation of financial statements as Chairman and Chief Executive Officer of the Atlantic Mutual Companies. During 2006, Mr. Mackowski served as the Audit Committee Chairman. On February 26, 2007, the Committee elected Ms. Diana K. Mayer to serve as the Audit Committee Chairperson following Mr. Mackowski's death.

Audited Financial Statements

In the performance of its oversight function, the Committee has considered and discussed the 2006 audited financial statements with management and PricewaterhouseCoopers LLP, the reasonableness of significant judgments, clarity of the disclosures and the condition of internal controls over financial reporting. The Committee has reviewed with the Director of Internal Audit and the PricewaterhouseCoopers LLP engagement team the scope and plans for their respective audits and has met with each of the Director of Internal Audit and senior engagement partner of PricewaterhouseCoopers LLP, with and without management present, to discuss audit results, their evaluations of TRH's internal controls and the overall quality of TRH's financial reporting. The Committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees". Finally, the Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and has discussed with PricewaterhouseCoopers LLP its independence.

Based upon the reports and discussion described in this report, the Audit Committee, in accordance with its responsibilities, recommended to the Board of Directors, and the Board approved, inclusion of the audited financial statements for the year ended December 31, 2006 in TRH's Annual Report on Form 10-K filed with the SEC.


Audit Committee

Diana K. Mayer, Chairperson
James Balog
John G. Foos
Richard S. Press


II. APPROVAL OF A PROPOSAL TO ADOPT THE 2007 EXECUTIVE BONUS PLAN

General. Your Board of Directors recommends that the stockholders approve a proposal to adopt the 2007 Executive Bonus Plan. A copy of the Plan is attached as Appendix C.

Purpose of the Proposal

The purpose of the Executive Bonus Plan is to enhance the ability of TRH to attract, motivate, reward, and retain key employees, to strengthen their commitment to the success of TRH and to align their interests with those of TRH's stockholders by providing additional compensation to designated key employees of TRH and its subsidiaries based on the achievement of performance objectives. To this end, the plan provides a means of rewarding participants based on the performance of TRH and/or its operating units.

Section 162(m) of the Internal Revenue Code and the regulations promulgated thereunder generally provide that a company may not deduct remuneration in a taxable year in excess of $1 million for services performed by any employee who, on the last day of the taxable year, was the chief executive officer or among the four other highest compensated executive officers of such company. This deduction limit does not apply, however, to any compensation that constitutes "qualified performance-based compensation." "Qualified performance-based compensation," which may include compensation derived from cash bonus compensation, is compensation that meets certain conditions under the Internal Revenue Code and the regulations promulgated thereunder. One of these conditions is periodic stockholder approval of the material terms of the performance goals under which the compensation is paid.

TRH's Executive Bonus Plan is designed to comply with this exemption for "qualified performance-based compensation." Accordingly, TRH asks that the stockholders approve the 2007 Executive Bonus Plan so that the Compensation Committee may structure annual bonuses for the named executive officers that qualify as "qualified performance-based compensation." This description is qualified in its entirety by reference to the full text of the proposed 2007 Executive Bonus Plan, a copy of which is attached to this Proxy Statement as Appendix C.

Material Terms of the Executive Bonus Plan

Eligible Employees. Generally, all of the officers of TRH and its subsidiaries are eligible to participate in the plan for any fiscal year. However, participation is limited to those officers selected by the Compensation Committee.

Performance Criteria. The Compensation Committee establishes performance goals with respect to the plan participants and the amount of the annual bonus payable upon achievement of those goals. Performance goals for a calendar year may be expressed in terms of EBITDA, Combined Ratio (including or excluding catastrophe costs), net-written premiums, gross written premiums, income (loss) from operations (including or excluding catastrophe costs), free cash flow, net income (loss) (including or excluding catastrophe costs), earnings (loss) per share (including or excluding catastrophe costs), return on equity, gross revenue, return on invested capital or any combination of the foregoing. Generally, a participant earns an award for a calendar year based on TRH's and/or his or her operating unit's achievement of the applicable performance goals.

Performance goals may be absolute or relative (to prior performance or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. To the extent permitted under Section 162(m) without adversely affecting the treatment of the cash bonus award as "qualified performance-based compensation," the Compensation Committee may provide for the manner in which performance will be measured against the performance goals (or may adjust the performance goals) to reflect the acquisition or disposition of one or more business units, special charges, accounting or tax law changes, restatements or other extraordinary or nonrecurring events in accordance with generally accepted accounting principles. The Compensation Committee may grant bonus opportunities for a fiscal year expressed as percentage interests in a bonus pool, payment under which is subject to the satisfaction of performance goals.

Maximum Amount; Payment. The maximum award that any participant may receive for any calendar year is $2,500,000. All awards under the plan, to the extent earned, are paid in cash in a lump sum.

Your Board of Directors recommends a vote **FOR** the proposal to approve the adoption of the 2007 Executive Bonus Plan.

III. RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee and the Board of Directors have recommended the engagement of PricewaterhouseCoopers LLP as the independent registered public accounting firm of TRH for 2007. The firm, and its predecessors, has served as TRC's independent accountants since 1977 and TRH's since 1986. Representatives of the firm are expected to be present at the Annual Meeting with an opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

Ratification of the selection of the independent registered public accounting firm requires approval by a majority of the shares of TRH Common Stock present and entitled to vote at the meeting. Abstentions will have the effect of a vote against the proposal and broker non-votes will reduce the number of votes required to achieve a majority vote. Neither TRH's Certificate of Incorporation, as amended, nor its Amended and Restated By-Laws, require that the stockholders ratify the selection of PricewaterhouseCoopers LLP as its independent registered public accounting firm. TRH's Board is requesting stockholder ratification as a matter of good corporate practice. If the stockholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP, but may retain PricewaterhouseCoopers LLP. Even if the selection is ratified, the Board and the Audit Committee in their discretion may change the appointment at any time during the year if they determine that such change would be in the best interest of TRH and its stockholders.

Audit Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of TRH's annual financial statements for the fiscal years ended December 31, 2006 and 2005 and for the reviews of the financial statements included in TRH's Quarterly Reports on Form 10-Q for those fiscal years were $1,033,000 and $1,036,000, respectively.

Audit-Related Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for audit-related professional services for the fiscal years ended December 31, 2006 and 2005 were $0 and $90,000, respectively. These services were performed in connection with issuing an actuarial certification for New York State.

Tax Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for professional tax services for the fiscal years ended December 31, 2006 and 2005 were $61,200 and $51,000, respectively. These services were performed in connection with international tax compliance on behalf of the company and expatriate employees.

All Other Fees. The aggregate fees billed by PricewaterhouseCoopers LLP for services rendered to TRH, other than the services described above under "Audit Fees", "Audit-Related Fees" and "Tax Fees" for the fiscal years ended December 31, 2006 and 2005 were $0 and $0, respectively.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by the Company's independent accountants (the "Policy") prior to the engagement of the independent registered public accounting firm with respect to such services.

Under the Policy, proposed services may be pre-approved on a periodic basis or individual engagements may be separately approved by the Audit Committee prior to the services being performed. In each case, the Audit Committee considers whether the provision of such services would impair the independent accountants' independence. All audit services, audit-related services, tax services and other services provided by PricewaterhouseCoopers LLP for 2006 were pre-approved by the Audit Committee.

Your Board of Directors recommends a vote **FOR** the proposal to ratify the selection of PricewaterhouseCoopers LLP.

IV. STOCKHOLDER PROPOSALS FOR 2008 ANNUAL MEETING

All suggestions from stockholders are given careful attention. Proposals intended to be presented at the 2008 annual meeting, and included in the Proxy Statement, should be sent to the TRH Corporate Secretary at 80 Pine Street, New York, New York 10005 and must be received by December 20, 2007. In addition, under TRH's Amended and Restated By-Laws, stockholders must comply with specified procedures to nominate directors or introduce an item of business at an annual meeting. Nominations or an item of business to be introduced at an annual meeting must be submitted in writing and received by TRH generally not less than 90 days nor more than 120 days in advance of an annual meeting. To be in proper written form, a stockholder's notice must contain the specific information required by TRH's Amended and Restated By-Laws. A copy of TRH's Amended and Restated By-Laws which describes the advance notice procedures can be obtained from the TRH Corporate Secretary.

V. OTHER MATTERS

While management knows of no other issues, if any other matters properly come before the meeting, it is the intention of the persons named in the accompanying proxy form to vote the proxy in accordance with their judgment on such matters.

Incorporation by Reference

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing by TRH under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the sections of this Proxy Statement entitled "Report of the Compensation Committee," "Report of the Audit Committee" (to the extent permitted by the rules of the Securities and Exchange Commission) and the appendices to the Proxy Statement shall not be deemed to be so incorporated, unless specifically otherwise provided in such filing.

Important Notice Regarding Delivery of Stockholder Documents

In accordance with a notice sent to certain stockholders of TRH Common Stock who hold TRH Common Stock through a broker or otherwise through a nominee and who share a single address, only one copy of this Notice of Annual Meeting of Stockholders and Proxy Statement and TRH's 2006 Annual Report to Stockholders is being sent to that address unless TRH receives contrary instructions from any stockholder at that address. This practice, known as "householding", is designed to reduce printing and postage costs. However, if any stockholder residing at such address wishes to receive a separate copy of this Notice of Annual Meeting and Proxy Statement or TRH's Annual Report to Stockholders, he or she may contact Investor Relations at 80 Pine Street, New York, New York 10005, 212-770-2040 and TRH will deliver those documents to such stockholder promptly upon receiving the request. Any such stockholder may also contact Investor Relations if he or she would like to receive separate proxy materials and annual reports in the future. If a stockholder receives multiple copies of TRH's proxy materials and annual reports, he or she may request householding in the future by contacting TRH's Investor Relations.

Proxy Solicitation

TRH will bear the cost of this solicitation of proxies. Proxies may be solicited by mail, personal interview, telephone and facsimile transmission by directors, their associates and approximately five officers and regular employees of TRH and its subsidiaries without receiving additional compensation. TRH will reimburse brokers and others holding stock in their names, or in the names of nominees, for forwarding proxy materials to their principals.

TRANSATLANTIC HOLDINGS, INC.
DIRECTOR INDEPENDENCE STANDARDS
As amended March 22, 2007

Pursuant to the New York Stock Exchange ("NYSE") listing standards, a director having any of the following relationships shall be deemed to have a material relationship with TRH[1] and shall not be considered "independent":

- A director who is, or has been within the last three years, employed[2] by TRH or AIG[3] or has an immediate family member[4] who is, or has been within the last three years, employed as an executive officer[5] of TRH or AIG.

- A director who has received, or has an immediate family member who has received, during any twelve month period within the last three years, more than $100,000 in direct compensation from TRH or AIG, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not in any way contingent on continued service) and other than compensation received by an immediate family member as a non-executive employee of TRH or AIG.

- A director (A) who is, or has an immediate family member who is, a current partner of a firm that is TRH's internal or external auditor; (B) who is a current employee of such a firm; (C) who has an immediate family member who is a current employee of such a firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (D) who was, or has an immediate family member who was, within the last three years (but is no longer) a partner or employee of such a firm and personally worked on TRH's audit within that time.

- A director who is, or has been within the last three years, employed, or has an immediate family member who is, or has been within the last three years, employed, as an executive officer of another company where any of TRH's present executive officers at the same time serves or served on that company's compensation committee.

- A director who is currently employed, or has an immediate family member currently employed as an executive officer, by a company that has made payments[6] to or received payments from TRH for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

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[1] "TRH" shall refer to Transatlantic Holdings, Inc. and its consolidated subsidiaries.

[2] Employment or compensation received by a director for former service as an interim chairman or CEO does not need to be considered as a factor by the board in determining independence under this test.

[3] "AIG" shall refer to American International Group, Inc. and its consolidated subsidiaries.

[4] "Immediate family member" includes a director's spouse, parents, children, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law and anyone (other than a domestic employee) who shares the director's home. When applying the relevant look-back provisions of the standards, persons who are no longer immediate family members as a result of legal separation or divorce or those who have died or become incapacitated shall not be considered.

[5] "Executive officer" shall refer to such entity's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president of the entity in charge of a principal business unit, division or function, any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the entity. Officers of such entity's parent or subsidiaries shall be deemed officers of such entity if they perform such policymaking functions for such entity.

[6] Contributions to tax exempt organizations are not considered payments under this test.

The following relationships and transactions shall not be deemed material for purposes of the NYSE listing standards. The fact that a particular relationship or transaction is not addressed by the below standards or exceeds the thresholds in these standards shall not create a presumption that the director is or is not "independent".

- A relationship arising solely from a director's status as an executive officer, employee or a greater than 10% equity owner of a company that has made payments to or received payments from TRH or AIG so long as the payments made or received during any of the last three fiscal years are not in excess of the greater of $1 million or 2% of the other company's consolidated gross revenues for the fiscal year in which the payments were made (based on the other company's most recently available financial statements).

- A relationship arising solely from director's ownership of 10% or less of the equity interests in an entity that has a relationship or engages in a transaction with TRH or AIG.

- A relationship arising solely from a director's position as a director or advisory director (or similar position) of another for-profit or not-for-profit corporation or organization that engages in a transaction with TRH or AIG or receives contributions from TRH or AIG.

- A relationship arising solely from a director's affiliation with a charitable organization as an executive officer that receives contributions from TRH or AIG, so long as such contributions (other than employee matching contributions) for a calendar year are not in excess of the greater of $1 million or 2% of the charitable organization's consolidated gross revenues for the charitable organization's most recent fiscal year for which financial statements are publicly available.

- The ownership by a director of equity securities of TRH or AIG, so long as the relationship is entered into in the ordinary course of business and is on substantially the same terms as those prevailing at the time for similarly situated persons who are not directors of TRH.

- Any other relationship or transaction that is not required to be disclosed pursuant to Item 404(a) of Regulation S-K.

- Any relationship or transaction with an immediate family member of a director that would fall within one of the preceding standards.

TRANSATLANTIC HOLDINGS, INC.
AUDIT COMMITTEE CHARTER
(Adopted March 25, 2004)

I. Purpose of the Audit Committee

The Audit Committee (the "Committee") of the Board of Directors (the "Board") of Transatlantic Holdings, Inc. ("TRH") assists the Board in its oversight of (i) the integrity of TRH's financial statements, (ii) TRH's compliance with legal and regulatory requirements, (iii) the qualifications, independence and performance of TRH's independent auditor and (iv) the performance of TRH's internal audit function.

II. Responsibilities

TRH's business is managed under the oversight of the Board and the various committees of the Board, including the Committee. The basic responsibility of the Committee is to exercise its business judgment in carrying out the responsibilities described in this Charter in a manner the Committee members reasonably believe to be in the best interest of TRH and its stockholders.

The planning and conduct of audits, the determination that TRH's financial statements are in all material respects complete, accurate, and prepared in accordance with generally accepted accounting principles ("GAAP"), and the certification of TRH's financial statements are the responsibilities of management and the independent auditor.

III. Committee Membership

The Committee shall be comprised of at least three directors, each of whom shall serve at the pleasure of the Board and be independent under the rules of the Securities and Exchange Commission ("SEC") and the New York Stock Exchange, Inc. ("NYSE") and satisfy all other requirements for Committee membership of the NYSE and any other applicable law, rule or regulation. The Board shall appoint a chairperson of the Committee.

Each member of the Committee shall be financially literate. At least one member of the Committee shall have accounting or related financial management expertise. At least one member of the Committee shall be an "audit committee financial expert" as defined by SEC rules.

No Committee member shall simultaneously serve on the audit committees of more than two other public companies unless the Board determines that such simultaneous service would not impair the ability of that Committee member effectively to serve on the Committee.

Determinations of independence, audit committee financial expertise, financial literacy and accounting or related financial management expertise shall be made by the Board as the Board interprets such qualifications in its business judgment and in accordance with applicable law and regulation and SEC and NYSE standards.

IV. Organization

The Committee will meet at least once every fiscal quarter or more frequently as it deems necessary or appropriate to carry out its responsibilities.

The chairperson of the Committee shall, in consultation with other Committee members, set the agenda for and preside at meetings of the Committee. The Secretary of TRH or another designated individual shall record and keep minutes of all Committee meetings.

V. Relationship with Independent Auditor

A. The independent auditor for TRH is accountable to the Board and the Committee, as representatives of the stockholders. The Committee, in its capacity as a committee of the Board, shall be directly responsible for the appointment, compensation, retention, and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) and any other registered public accounting firm retained for the purpose of preparing or issuing an audit report or performing other audit, review, or attestation services for TRH, and the independent auditor shall report directly to the Committee.

B. The Committee shall discuss with the independent auditor, at least on an annual basis, the matters required to be discussed by (1) Statement on Auditing Standards No. 61, as it may be amended, relating to the conduct of the audit and (2) Statement on Auditing Standards No. 100, as it may be amended ("SAS100"), relating to the conduct of a review of interim financial information.

C. The Committee shall review with the independent auditor the items as to which the independent auditor is required to report to the Committee pursuant to Section 10A(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any rules and regulations promulgated thereunder, as in effect from time to time. These include (1) all critical accounting policies and practices to be used, (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management; (3) the ramifications of the use of such alternative disclosures and treatment, (4) the treatment preferred by the independent auditor and (5) other material written communications between the independent auditor and management.

D. The Committee shall review with the independent auditor (1) any management letter provided by the independent auditor and management's response to that letter, (2) a summary of the major audit reports issued by the internal auditor department and management's response thereto, (3) any accounting adjustments that were noted or proposed by the independent auditor but were "passed" (as immaterial or otherwise) and (4) any significant written communications between the audit team and the independent auditor's national office respecting auditing or accounting issues presented by the engagement.

E. The Committee shall review with the independent auditor the responsibilities, budget, and staffing of TRH's internal audit function.

F. The Committee shall review with the independent auditor audit problems or difficulties encountered by the independent auditor in the course of its annual audit work and management's response, including any restrictions on the scope of the independent auditor's activities or access to required information, and any significant disagreements with management.

G. The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Exchange Act, which sets forth certain procedures to be followed in any audit of financial statements required under the Exchange Act.

H. As required by the NYSE, the Committee shall, at least annually, obtain and review a report by the independent auditor describing (1) the firm's internal quality-control procedures, (2) any material issues raised by (a) the most recent internal quality-control review (or peer review) of the firm or (b) any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues and (3) all relationships between the independent auditor and TRH, including the matters set forth in the letter provided by the independent auditor pursuant to Independence Standards Board Standard No.1, to enable the Committee to assess the independent auditor's independence.

I. The independent auditor shall submit to the Committee annually a formal written statement of the fees billed in each of the last two fiscal years for each of the following categories of services rendered by the independent auditor: (1) the audit of TRH's annual financial statements and the reviews of the financial statements included in TRH's Quarterly Reports on Form 10-Q or services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements; (2) assurance and related services not included in clause (1) that are reasonably related to the performance of the audit or review of TRH's financial statements, in the aggregate and by each service; (3) tax compliance, tax advice and tax planning services, in the aggregate and by each service; and (4) all other products and services rendered by the independent auditor, in the aggregate and by each service.

J. The Committee shall at least annually evaluate the qualifications, performance, and independence of the independent auditor, including the lead partner of the independent audit (in each case, in light of SEC and NYSE independence and other applicable standards then in effect). In this regard, the Committee will consider whether the independent auditor's quality controls are adequate and whether the provision of permitted non-audit services is compatible with maintaining the independent auditor's independence.

The Committee shall assure the regular rotation of the lead audit partner as required by law and shall consider and discuss with management whether there should be a regular rotation of the independent auditor itself.

K. The Committee shall present its conclusions with respect to the independent auditor to the Board at least annually.

L. The Committee shall set clear policies for TRH's hiring of employees or former employees of the independent auditor.

VI. Financial Disclosure

A. The Committee shall meet with the independent auditor and TRH's internal auditors, prior to the commencement of the annual audit, to review the planning and scope of the audit.

B. The Committee shall generally discuss the type and presentation of information to be included in earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. It is not expected that the Committee will pre-approve each such release or guidance. The Committee shall discuss TRH's quarterly earnings press releases with management and the independent auditor prior to public release.

C. The Committee shall discuss generally with management and the independent auditor the annual audited financial statements and the quarterly financial statements, including TRH's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Committee shall also review TRH's disclosure controls and procedures with management at least once annually or more frequently as it deems necessary. The Committee shall recommend to the Board whether the audited financial statements should be included in TRH's Annual Report on Form 10-K.

D. The Committee shall discuss with management, the internal auditors, and the independent auditor major issues regarding accounting principles and financial statement presentations, including (1) any significant change in TRH's selection or application of accounting principles, (2) any major issues relating to the adequacy of TRH's internal controls, (3) any audit steps adopted in light of material control deficiencies, (4) the effect of regulatory and accounting initiatives on TRH's financial statements, (5) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of TRH's financial statements and (6) any fraud, material or otherwise, that involved management or other employees who have a significant role in TRH's internal controls and that have come to the attention of management or the internal auditor.

VII. Communication with Management and Employees

A. The Committee shall review with TRH's General Counsel legal, compliance or regulatory matters that may have a material impact on TRH's business, financial statements or compliance policies and any material reports or inquiries received from regulators and government agencies.

B. The Committee will meet periodically in separate private sessions with management, the director of the internal auditing department, and the independent auditor to discuss any matters that the Committee believes appropriate. The Committee may request any officer or employee of TRH or its subsidiaries, TRH's outside counsel, or independent auditor to attend a meeting of the Committee or to meet with any members of, or experts and advisors to, the Committee.

C. The Committee shall establish procedures for the receipt, retention, and treatment of complaints received regarding accounting, internal accounting controls, or auditing matters and for the confidential and anonymous submission by TRH employees of concerns regarding accounting or auditing matters.

VIII. Other Responsibilities

A. The Committee shall review the organization of the internal audit department, the adequacy of its resources, and the competence of its staff.

B. The Committee shall prepare any report or other disclosure required to be prepared by the Committee pursuant to the rules of the SEC for inclusion in TRH's annual proxy statement.

C. The Committee shall discuss the guidelines and policies governing the process by which senior management of TRH and the relevant operations of TRH assess and manage TRH's exposure to risk, as well as TRH's major financial risk exposures, and the steps management has taken to monitor and control such exposures.

D. The Committee shall pre-approve all audit and permitted non-audit services from the independent auditor as required by SEC rules.

E. The Committee may delegate authority to individual Committee members, as the Committee deems appropriate and shall review the actions of such individuals as appropriate. The chairperson of the Committee is delegated the authority to discuss with the independent auditor the matters required to be discussed by SAS100.

F. The Committee shall report regularly to the Board. The Committee shall review with the Board any issues that arise with respect to the quality or integrity of TRH's financial statements, TRH's compliance with legal or regulatory requirements, the performance and independence of TRH's independent auditor, and the performance of the internal audit function.

G. The Committee shall exercise such other powers and authority as the Board shall, from time to time, confer upon it.

IX. Committee Self-Assessment

The Committee shall conduct an annual evaluation of its performance and report the results of such review to the Board. In connection with that annual review, the Committee shall also recommend to the Board any modifications of this Charter that the Committee deems necessary or appropriate. The format of the self-assessment shall be determined by the Committee.

X. Resources and Authority of the Committee

The Committee shall have direct access to, and complete and open communications with, senior management and may obtain advice and assistance from internal legal, accounting, and other advisors to assist it. The Committee may retain independent legal, accounting, and other advisors to assist it, and may determine the compensation of such advisors, and TRH shall be responsible for any costs or expenses so incurred.

TRANSATLANTIC HOLDINGS, INC.
2007 EXECUTIVE BONUS PLAN

1. *Purpose.* The purpose of the Executive Bonus Plan (the "Plan") is to enhance the ability of Transatlantic Holdings, Inc. (the "Company") to attract, motivate, reward, and retain key employees, to strengthen their commitment to the success of the Company and to align their interests with those of the Company's stockholders by providing additional compensation to designated key employees of the Company and its subsidiaries based on the achievement of performance objectives. To this end, the Plan provides a means of rewarding participants based on the performance of the Company and/or its Operating Units.

2. *Administration.* The Plan shall be administered by the Committee. The Committee shall have full authority to establish the rules and regulations relating to the Plan, to interpret the Plan and those rules and regulations, to select Participants in the Plan, to determine the Performance Objectives of the Company and/or Operating Units and corresponding Award opportunities for each Participant for each fiscal year, to approve all Awards, to decide the facts in any case arising under the Plan and to make all other determinations and to take all other actions necessary or appropriate for the proper administration of the Plan, including the delegation of such authority or power, where appropriate; *provided, however,* that the Committee shall not be authorized to increase the amount of any Award payable to a Participant that would otherwise be payable pursuant to the terms of the Plan but may in its sole discretion reduce the amount of an Award that would otherwise be payable to a Participant pursuant to the terms of the Plan (and no such reduction may increase the Award payable to any other Participant); and *provided, further,* that the Committee shall only have such discretion, and may only exercise such discretion, over the Plan and the Awards granted thereunder to the extent permitted under Section 162(m) of the Code and the regulations thereunder without adversely affecting the treatment of the Awards as Performance-Based Compensation. The Committee's administration of the Plan, including all such rules and regulations, interpretations, selections, determinations, approvals, decisions, delegations, amendments, terminations and other actions, shall be final and binding on the Company, its stockholders and the Participants and their beneficiaries.

3. *Eligible Officers.* Generally, all Officers shall be eligible to participate in the Plan for any fiscal year. However, participation shall be limited to those Officers selected by the Committee to participate in the Plan for each fiscal year in accordance with Section 4.

4. *Determination of Awards.* For each fiscal year, the Committee shall establish in writing by the earlier of (i) the date on which one-quarter of the fiscal year has elapsed or (ii) the date which is 90 days after the commencement of the fiscal year, and in any event while performance relating to Performance Objectives remains substantially uncertain, the Officers who shall be Participants during such fiscal year, the Performance Objectives and the corresponding Award opportunities for each Participant for the fiscal year, including the extent to which Awards will be payable for performance between each level of the Performance Objectives. The Committee may grant Award opportunities for a fiscal year expressed as percentage interests in a bonus pool, payment under which is subject to the satisfaction of Performance Objectives; *provided, however,* that, in such event, (i) the aggregate of all such percentage interests may not exceed 100% and (ii) the forfeiture or other reduction of the percentage interest of any Participant in the bonus pool may not increase the amount of an Award paid to any other Participant. The Committee may determine that different Performance Objectives are applicable to different Participants with respect to a specific fiscal year. The Company shall notify each Participant of the applicable Performance Objective for such Participant and his or her corresponding Award opportunities for each fiscal year. The maximum Award any Participant may receive for any fiscal year is $2,500,000.

5. *Payment of Awards.* As soon as practicable after the close of a fiscal year and prior to the payment of any Award, the Committee shall review the Company's and/or Operating Units' performance and certify in writing the extent to which the applicable Performance Objectives have been achieved. Each Award to the extent earned shall be paid in a single lump sum cash payment, less

applicable withholding taxes, as soon as practicable following the Committee's certification described in the preceding sentence.

6. *Termination of Employment.* Subject to the Committee's discretion, no Award for the Fiscal Year shall be payable to any Participant unless he or she is employed by the Company or one of its subsidiaries on the payment date for Awards unless the Participant's employment was terminated because of his or her (i) death, (ii) permanent disability or (iii) retirement, but only if any of such terminations occurs after the end of the Fiscal Year and prior to the payment date of the Award otherwise payable in respect of the Fiscal Year. For this purpose "permanent disability" has the meaning defined in the American International Group, Inc. Long-Term Insurance Policy (applicable to TRH employees) as in effect on the relevant date (or, if none, will be determined by the Committee in its sole discretion).

7. *Adjustments.* Performance Objectives will be determined without regard to the impact of (i) a stock split or stock dividend or other change in capitalization or (ii) the acquisition or disposition of one or more business units, (iii) special charges, (iv) accounting or tax law changes, (v) restatements or (vi) extraordinary or nonrecurring events in accordance with generally accepted accounting principles.

8. *Designation of Beneficiary.* In the event of a Participant's death prior to full payment of any Award hereunder, unless such Participant shall have designated a beneficiary or beneficiaries in accordance with this Section 8, payment of any Award due under the Plan shall be made to the Participant's estate. A beneficiary designation under this Plan, or revocation of a prior beneficiary designation, will be effective only if it is made in writing on a form provided by the Company, signed by the Participant and received by the human resources department of the Company. If a beneficiary has been designated under this Plan and such beneficiary dies prior to receiving any payment of an Award or if such designation shall for any reason be illegal or ineffective, Awards payable under the Plan shall be paid to the Participant's estate.

9. *Amendment or Termination.* The Committee may amend or terminate the Plan at any time in its discretion.

10. *Miscellaneous Provisions*

(a) Neither the establishment of this Plan, nor any action taken hereunder, shall be construed as giving any Officer or any Participant any right to be retained in the employ of the Company or any of its subsidiaries.

(b) A Participant's rights and interests under the Plan may not be assigned or transferred, except as provided in Section 8, and any attempted assignment or transfer shall be null and void and shall extinguish, in the Company's sole discretion, the Company's obligation under the Plan to pay Awards with respect to the Participant.

(c) The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund, or to make any other segregation of assets, to assure payment of Awards.

(d) The Company shall have the right to deduct from Awards paid any taxes or other amounts required by law to be withheld.

(e) Nothing contained in the Plan shall limit or affect in any manner or degree the normal and usual powers of management, exercised by the officers and the Board or committees thereof, to change the duties or the character of employment of any employee of the Company or any of its subsidiaries or to remove the individual from the employment of the Company or any of its subsidiaries at any time, all of which rights and powers are expressly reserved.

(f) The adoption of the Plan is subject to the approval of the stockholders of the Company in accordance with Section 162(m) of the Code.

11. *Definitions.*

(a) "*Award*" shall mean the cash incentive award earned by a Participant under the Plan for any fiscal year.

(b) "*Board*" shall mean the Board of Directors of the Company.

(c) "*Code*" shall mean the Internal Revenue Code of 1986, as amended.

(d) "*Committee*" shall mean the Compensation Committee of the Board or such other committee appointed by the Board from time to time to administer the Plan and to perform the functions set forth herein. The Committee shall consist of at least two members, each of whom shall be an "outside director" within the meaning of the regulations promulgated under Section 162(m) of the Code; *provided, however,* that for purposes of this sentence, if one or more members of the Committee is not an "outside director" and each member who is not an "outside director" recuses himself or herself or abstains from voting and there still remains at least two "outside directors" on the Committee, with respect to a particular action taken by the Committee, then the Committee, with respect to that action, shall be deemed to consist only of the members of the Committee who have not recused themselves or abstained from voting.

(e) "*Officer*" shall mean any officer of the Company or any of its subsidiaries.

(f) "*Operating Unit,*" for any fiscal year, shall mean a division, segment, subsidiary, group, product line or product line grouping for which an income statement reflecting sales and operating income is produced.

(g) "*Participant,*" for any fiscal year, shall mean an Officer selected by the Committee to participate in the Plan for such fiscal year.

(h) "*Performance-Based Compensation*" shall mean "performance based compensation" within the meaning of Section 162(m)(4)(C) of the Code and the regulations promulgated thereunder.

(i) "*Performance Objectives,*" for any fiscal year, shall mean one or more financial performance objectives of the Company and/or one or more Operating Units established by the Committee in accordance with Section 4, which may include threshold Performance Objectives, target Performance Objectives and maximum Performance Objectives, and shall be expressed in terms of any of the following (or combination thereof):

- EBITDA
- Combined Ratio (including or excluding Catastrophe Costs)
- Net-Written Premiums
- Gross Written Premiums
- Income (loss) from operations (including or excluding Catastrophe Costs)
- Free cash flow
- Net Income (loss) (including or excluding Catastrophe Costs)
- Earnings (loss) per share (including or excluding Catastrophe Costs)
- Return on equity
- Gross Revenue
- Return on invested capital

Performance Objectives may be expressed as a combination of Company and/or Operating Unit Performance Objectives and may be absolute or relative (to prior performance or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range.

ANNUAL MEETING OF STOCKHOLDERS OF

TRANSATLANTIC HOLDINGS, INC.

May 24, 2007

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

2

↓ Please detach along perforated line and mail in the envelope provided. ↓

21033000000000000000 7 052407

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSALS 1, 2 AND 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ James Balog
- ○ Steven J. Bensinger
- ○ C. Fred Bergsten
- ○ Ian H. Chippendale
- ○ John G. Foos
- ○ Diana K. Mayer
- ○ Robert F. Orlich
- ○ Richard S. Press
- ○ Martin J. Sullivan
- ○ Thomas R. Tizzio

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. Proposal to adopt a 2007 Executive Bonus Plan.	☐	☐	☐
3 Proposal to select PricewaterhouseCoopers LLP as the independent registered public accounting firm.	☐	☐	☐

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

☐   ■

PROXY   **PROXY**

TRANSATLANTIC HOLDINGS, INC.

Proxy Solicited on Behalf of the Board of Directors
Annual Meeting of Stockholders - May 24, 2007

Robert F. Orlich and Steven J. Bensinger, and each of them with full power of substitution, are hereby authorized to represent and vote all shares of common stock of Transatlantic Holdings, Inc. held of record on March 30, 2007 by the undersigned, at the Annual Meeting of Stockholders to be held on May 24, 2007 and at any adjournment thereof.

The undersigned hereby revokes any proxy or proxies heretofore given to vote such stock, and hereby ratifies and confirms all that said attorneys and proxies, or their substitutes, may do by virtue hereof. If only one attorney and proxy shall be present and acting, then that one shall have and may exercise all of the powers of said attorneys and proxies.

The undersigned hereby acknowledges receipt of the notice of said Annual Meeting of Stockholders, the Proxy Statement relating thereto and the Annual Report for 2006.

The shares represented by this proxy will be voted in accordance with the specifications made herein. If no specifications are made, such shares will be voted FOR the election of directors, FOR the proposals described in items 2 and 3 and in their discretion to vote upon any other matters that may properly come before the meeting.

**Management urges you to sign and return this Proxy immediately to ensure its vote
at the Annual Meeting to be held on May 24, 2007.**

No postage is required if returned in the enclosed envelope and mailed in the United States.

(CONTINUED AND TO BE SIGNED ON OTHER SIDE)

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